CPA®:17 GLOBAL

2011 Annual Report
Corporate Property Associates 17 – Global



Investing for the Long Run™

A MEMBER OF THE W. P. CAREY GROUP

CPA®:17 – Global seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, acquiring critical operating assets and investing in a broadly diversified portfolio of real estate assets. Through this approach, we strive to protect investors in all market cycles.


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Financial Highlights

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)	FOR THE YEARS ENDED DECEMBER 31, 2008	2009	2010	2011
Operating Data				
Revenues[1]	$9,684	$50,346	$99,463	$196,536
Net (loss) Income Attributable to CPA®:17 – Global Shareholders[2]	(1,247)	(7,701)	30,454	49,655
Net Cash (used in) Provided by Operating Activities	4,443	35,348	69,518	101,515
Cash Distributions Paid	5,196	27,193	60,937	102,503
Per Share Data				
Distributions Declared	.56	.63	.64	.65
Balance Sheet Data				
Total Assets	$479,072	$1,067,872	$1,988,255	$3,045,812
Long-Term Obligations[3]	137,181	308,830	687,297	1,117,002

1 Certain prior year amounts have been reclassified from continuing operations to discontinued operations.

2 Net loss attributable to CPA®:17 – Global shareholders in 2009 reflected certain impairment charges. See Note 12 to the Consolidated Financial Statements.

3 Represents mortgage obligations and deferred acquisition fee installments. This Annual Report contain references to non-GAAP financial measures, including MFFO, and Adjusted Cash Flow from Operating Activities. • EBITDA – Represents earnings before interest, taxes, depreciation and amortization. • MFFO – Represents funds from operations as defined by the National Association of Real Estate Investment Trusts adjusted to include the impact of certain non-cash charges to net income. • Adjusted Cash Flow from Operating Activities – Represents GAAP cash flow from operations adjusted primarily to reflect certain timing differences, cash distributions received from unconsolidated joint ventures in excess of our equity investment in the joint ventures, and cash distributions we make to our noncontrolling partners in joint ventures that we consolidate. • We believe that these non-GAAP financial measures are useful supplemental measures that assist investors to better understand the underlying performance of our business segments. These non-GAAP financial measures do not represent net income or cash flow from operating activities that are computed in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as an indicator of our financial performance. These non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Please reference the Form 8-K, which was filed on March 22, 2012, and is available on our Web site at www.cpa17global.com, for a reconciliation of these non-GAAP financial measures to our consolidated financial statements.

Cash Flow from Operating Activities
(Dollars in millions)


4.4
35.3
70.0
102.0
2008
2009
2010
2011

Revenues
(Dollars in millions)


9.7
50.3
99.5
197.0
2008
2009
2010
2011

Distributions Declared per Share


.56
.63
.64
.65
2008
2009
2010
2011

Dear Fellow Shareholders



Corporate Property Associates 17 Global (CPA®:17 – Global), once again delivered outstanding results in 2011, with investment volumes in excess of $1 billion. W. P. Carey manages the fund with unwavering focus on the principles that have enabled the Company to generate strong results for investors, including:

- **Tenant Evaluation**—W. P. Carey has proven talent at evaluating potential tenants for their creditworthiness, considering factors such as management experience, industry position and fundamentals, operating history and capital structure. We seek opportunities in which we believe the tenant may have a stable or improving credit profile or credit potential that has not been fully recognized by the market.

- **Property Criticality**—A key component of our investment strategy is our focus on properties that are essential or important to the ongoing operations of the tenant. We believe these properties provide better protection in general, as well as in the event of a bankruptcy, since a tenant/borrower is less likely to risk the loss of a critically important lease or property even in a bankruptcy proceeding.

- **Diversification**—We attempt to diversify the fund's portfolios to avoid dependence on any one particular tenant, borrower, collateral type, geographic location or tenant industry. Through diversification, we seek to reduce the adverse effect of a single under-performing investment or a downturn in any particular industry or geographic region.

During 2011, CPA®:17 – Global entered into more than $1.1 billion of new investments worldwide, which enabled the fund to generate $196.5 million in revenue—nearly double its 2010 revenues of $99.4 million. In Europe, the largest investments included $395.5 million to acquire substantially all of the economic and voting interests in a fund that owns 20 stores leased to Metro Cash & Carry Italia S.p.A., a subsidiary of Metro AG, the world's largest cash and carry operator and a $176.5 million equity interest in an entity that acquired properties in the Netherlands from leading Dutch supermarket chain, C1000. Domestically, 44 self-storage properties were purchased for $169.3 million.

At year end, the portfolio included full or partial ownership interests in 307 fully occupied properties, of which the vast majority are triple-net leased to 46 tenants, totaling approximately 26 million square feet on a pro rata basis.



The size of the portfolio enables the diversification across geography, property type and industry that is one of the hallmarks of our underwriting strategy. While more than half the revenues come from properties in the United States, the performance of the European assets has been strong, bringing in over $101.2 million in annualized contractual minimum base rent, compared to $120 million domestically. Retail, grocery and media constitute the majority of the industries while property types are predominantly warehouses and retail. Overall, the weighted average lease term is 15.7 years.

The current year is off to a start of both success and sadness. Our Founder and Chairman, Wm. Polk Carey, passed away on January 2, 2012. Bill was an extraordinary man—an entrepreneur, a pioneer in global corporate finance and a philanthropist for more than six decades. We are mourning his loss the best way we know how—by carrying forward his devotion to our investors, tenants and employees and living up to his mottos of Investing for the Long Run™ and Doing Good while Doing Well.

Our resolve to continue Bill's work means that our tried and true investment strategy remains firmly in place. We will create upside through lease escalations, credit improvements and real estate appreciation while protecting downside by combining credit and real estate underwriting with sophisticated structuring and direct origination. The creditworthiness of the tenant, criticality of the asset, underlying value of the real estate and transaction's structure, and pricing drive the evaluation of every transaction with no exceptions.

We are more committed than ever to delivering outstanding results and we thank you for your enduring trust.

Sincerely,

Trevor P. Bond
Chief Executive Officer

CPA®:17 – Global Investment Portfolio



A-American Self Storage
26 sites throughout the western and midwestern U.S.

Actebis Peacock
Bad Wünnenberg and Soest, Germany

Agrokor
8 sites in Zagreb, Croatia

Air Liquide
Houston, TX and Countryside, IL

Alamo Self Storage
Fort Worth, TX

Angelica Corporation
14 sites throughout the southern and western U.S.

Arnold Magnetic Technologies
Norfolk, NE

Berry Plastics Corporation
Baltimore, MD, Evansville, IN and Lawrence, KS

C1000
5 sites throughout the Netherlands

Cantina Laredo
Chicago, IL

CARQUEST
27 sites throughout the U.S. and Canada

Curtiss-Wright Corporation
Middleburg Heights and Cincinnati, OH

Dick's Sporting Goods
Plainfield, IN

Distribuidora de Televisión Digital
Madrid, Spain

Eroski
19 sites throughout Spain

Everlasting Granite Memorial Co.
Elberton, GA

Faurecia Interior Systems
Fraser, MI

Flanders Corporation
Bartow, FL, Hudson, NY, Momence, IL, Ardmore, OK and Smithfield, NC

Flint River Services
Unadilla and Rincon, GA

Forte
China

Frontier Spinning Mills
Mayodan, Sanford and Stoneville, NC

Harbor Freight Tools
Dillon, SC

Hellweg
36 sites throughout Germany

ICF International
Martinsville, VA

JPMorgan Chase
Tampa, FL

Kronos
Glendale Heights, IL

Laureate Education
Chicago, IL

Life Time Fitness
Columbia, MD and Scottsdale, AZ

Mercury Partners
68 sites throughout the U.S.

Merge Healthcare
Hartland, WI

Metro AG
20 sites throughout Italy

Mori Seiki
Hoffman Estates, IL

National Express
Digbeth, Birmingham, UK

Neuca
Gadki, Poland

The New York Times Company
New York, NY

OBI
Gorzów, Wielkopolski, Poland

Sabre Industries
Alvarado, TX and Bossier City, LA

Schnellecke Group
Nagold, Germany and Waldaschaff, Germany

Spear
Clarksville, TN

SpringHill Suites by Marriott
Hillsboro, OR

Sun Products Corporation
Bowling Green, KY

TDG
9 sites throughout the UK

Terminal Freezers
Watsonville and Oxnard, CA

Tesco
Gyál and Herceghalom, Hungary

U-Haul International
68 sites throughout the U.S.

US Oncology
Woodlands, TX

Walgreens
Las Vegas, NV

As of 3/27/12

Financial Highlights

TABLE OF CONTENTS

Selected Financial Data

IN THOUSANDS, EXCEPT PER SHARE DATA	YEARS ENDED DECEMBER 31, 2011	2010	2009	2008	PERIOD ENDED 12/31/2007[(a)]
Operating Data					
Total revenues[(b)]	**$ 196,536**	$ 99,463	$ 50,346	$ 9,684	$ —
Net income (loss)	**70,446**	45,787	2,180	(1,650)	(106)
Add: Net (income) loss attributable to noncontrolling interests	**(20,791)**	(15,333)	(9,881)	403	—
Net income (loss) attributable to CPA®:17 – Global shareholders[(c)]	**49,655**	30,454	(7,701)	(1,247)	(106)
Income (loss) per share:					
Net income (loss) attributable to CPA®:17 – Global shareholders	**0.28**	0.27	(0.14)	(0.07)	(4.76)
Cash distributions declared per share	**0.6475**	0.6400	0.6324	0.5578	0.0792
Balance Sheet Data					
Total assets	**$3,045,812**	$1,988,255	$1,067,872	$479,072	$ 2,944
Net investments in real estate[(d)]	**2,374,773**	1,426,907	698,332	273,314	8
Long-term obligations[(e)]	**1,177,002**	687,297	308,830	137,181	—
Other Information					
Cash provided by (used in) operating activities	**$ 101,515**	$ 69,518	$ 35,348	$ 4,443	$ (17)
Cash distributions paid	**102,503**	60,937	27,193	5,196	—
Payments of mortgage principal[(f)]	**14,136**	6,541	4,494	540	—

(a) For the period from inception (February 20, 2007) to December 31, 2007.
(b) Certain prior year amounts have been reclassified from continuing operations to discontinued operations.
(c) Net loss in 2009 reflects impairment charges totaling $26.8 million, inclusive of amounts attributable to noncontrolling interests totaling $2.8 million.
(d) Net investments in real estate consists of Net investments in properties, Net investments in direct financing leases, Real estate under construction and Equity investments in real estate, as applicable.
(e) Represents non-recourse and limited-recourse mortgage obligations and deferred acquisition fee installments.
(f) Represents scheduled mortgage principal payments.

Management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. MD&A also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

BUSINESS OVERVIEW

As described in more detail in Item 1 of our annual report on Form 10-K, we are a publicly owned, non-listed REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net lease basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. We were formed in 2007 and are managed by the advisor. We hold substantially all of our assets and conduct substantially all of our business through our operating partnership.

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31,		
(IN THOUSANDS)	2011	2010	2009
Total revenues	**$196,536**	$99,463	$50,346
Net income (loss) attributable to CPA®:17 – Global shareholders	**49,655**	30,454	(7,701)
Cash flow from operating activities	**101,515**	69,518	35,348
Distributions paid	**102,503**	60,937	27,193
Supplemental financial measures:			
Modified funds from operations	**96,766**	44,589	19,986
Adjusted cash flow from operating activities	**99,496**	49,642	23,404

We consider the performance metrics listed above, including certain supplemental metrics that are not defined by GAAP ("non-GAAP") such as Modified funds from operations ("MFFO"), and Adjusted cash flow from operating activities, to be important measures in the evaluation of our results of operations, liquidity and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders. See Supplemental Financial Measures below for our definition of these measures and reconciliations to their most directly comparable GAAP measure.

Total revenues, Net income attributable to CPA®:17 – Global shareholders, Cash flow from operating activities, MFFO supplemental measure, and Adjusted cash flow from operating activities supplemental measure all increased during 2011 as compared to 2010, primarily reflecting our investment activity during 2011 and 2010.

CHANGES IN MANAGEMENT

On January 2, 2012, our Chairman, Wm. Polk Carey, passed away. As of the date of this Report, our board of directors has nominated Trevor P. Bond, our chief executive officer, to be elected as a director at our 2012 annual shareholders meeting.

CURRENT TRENDS

General Economic Environment

We are impacted by macro-economic environmental factors, the capital markets, and general conditions in the commercial real estate market, both in the U.S. and globally. During 2011, we saw slow improvement in the U.S. economy following the significant distress experienced in 2008 and 2009. Towards the end of 2011, however, there was an increase in international economic uncertainty as a result of the sovereign debt crisis and a deterioration of economic fundamentals in Europe. Currently, conditions in the U.S. appear to have stabilized, while the situation in Europe remains uncertain. It is not possible to predict with certainty the outcome of these trends. Nevertheless, our views of the effects of the current financial and economic trends on our business, as well as our response to those trends, are presented below.

Foreign Exchange Rates

We have foreign investments and, as a result, are subject to risk from the effects of exchange rate movements. Our results of foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. Investments denominated in the Euro accounted for approximately 38% of our annualized contractual minimum base rent at December 31, 2011. International investments carried on our balance sheet are marked to the spot exchange rate as of the balance sheet date. The U.S. dollar strengthened at December 31, 2011 versus the spot rate at December 31, 2010. The Euro/U.S. dollar exchange rate at December 31, 2011, $1.2950, represented a 2% decrease from the December 31, 2010 rate of $1.3253. This strengthening had an unfavorable impact on our balance sheet at December 31, 2011 as compared to our balance sheet at December 31, 2010.

The operational impact of our international investments is measured throughout the year. Due to the volatility of the Euro/U.S. dollar exchange rate during 2011, which ranged between a low of $1.3188 and a high of $1.4439, the average rate we utilized to measure these operations increased by 5% versus 2010. This increase had a favorable impact on 2011 results of operations as compared to the prior year. While we actively manage our foreign exchange risk, a significant unhedged decline in the value of the Euro could have a material negative impact on our NAVs, future results, financial position and cash flows.

During 2011, we entered into 12 foreign currency collars and eight foreign currency forward contracts to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. The collars had a total notional amount of $79.8 million, based on the exchange rate of the Euro to the U.S. dollar at December 31, 2011, and placed a floor on the exchange rate of the Euro to the U.S. dollar at $1.40 and a ceiling on that exchange rate ranging from $1.42 to $1.44. One of these collars settled during 2011, and the remaining collars have quarterly settlement dates between March 2012 and September 2014. The forward contracts had a total notional amount of $109.3 million, based on the exchange rate of the Euro to the U.S. dollar at December 31, 2011, and a strike price ranging from $1.34 to $1.39. These forward contracts had settlement dates ranging from March 2012 to March 2015.

Investor Capital Inflows

Despite sustained competition for investment dollars, capital inflows for non-listed real estate investments trusts overall reflected an increase in average monthly volume during the first half of 2011 as compared to the same prior year period. However, during the second half of the year, capital inflows for non-listed REITs declined reflecting the recent economic uncertainty. For our current offering, we have made a concerted effort to diversify our distribution channels and are seeing a greater portion of our fundraising come from an expanded network of broker-dealers as a result of these efforts.

In October 2010, we filed a registration statement with the SEC for the follow-on offering of up to an additional $1.0 billion of common stock, which was declared effective by the SEC on April 7, 2011 and, as a result, our initial public offering terminated. There can be no assurance that we will sell the full number of shares registered. Through the termination of our initial public offering, we raised $163.8 million during 2011 and raised more than $1.5 billion since beginning fundraising in December 2007. From the beginning of the follow-on offering on April 7, 2011 through December 31, 2011, we raised $418.7 million.

Capital Markets

During 2011, capital markets conditions in the U.S. exhibited some signs of post-crisis improvement, including new issuances of CMBS debt and increasing capital inflows to both commercial real estate debt and equity markets, which helped increase the availability of mortgage financing and sustained transaction volume. Despite increased volatility in the CMBS market as key market participants began to withdraw, and a credit downgrade of U.S. Treasury debt obligations, we have seen the cost for domestic debt stabilize while the Federal Reserve has kept interest rates low and new lenders, including insurers, have introduced capital. Events in the Euro-zone have impacted the price and availability of financing and have affected global commercial real estate capitalization rates, which vary depending on a variety of factors, including asset quality, tenant credit quality, geography and lease term.

Investment Opportunities

Our ability to complete investments fluctuates based on the pricing and availability of transactions and the pricing and availability of financing, among other factors.

Times of economic uncertainty may also present opportunities in the sale-leaseback market. We continue to see investment opportunities that we believe will allow us to enter into transactions on favorable terms. Although capitalization rates have begun to vary widely, we believe that the investment environment remains attractive. We have benefited from the de-leveraging of corporate debt and recent new construction activity that has provided attractive investment opportunities for net lease investors such as ourselves. To the extent that these trends continue and we are able to achieve sufficient levels of fundraising, we believe that our investment volume will benefit. While the investment community continues to remain risk averse, we will experience increased competition for investments, both domestically and internationally because net lease financing market is perceived as a relatively more conservative investment vehicle, and further capital inflows into the marketplace could put additional pressure on the returns that we can generate from our investments and our willingness and ability to execute transactions. In addition, we expect to continue to expand our ability to source deals in other markets.

We entered into investments totaling approximately $1.1 billion during 2011, an increase of $0.1 billion over the prior year, and based on current conditions we expect that we will be able to continue to take advantage of the investment opportunities we are seeing in the U.S. and internationally through the near term. Investment volume reflects international investments of 56% (on a pro rata basis) during 2011. While this international activity fluctuates from quarter to quarter, we currently expect that such transactions will continue to form a significant portion of our investments, although the relative portion of international investments in any given period will vary.

We calculate net operating income for each investment we make as the rent that we receive from a tenant, less debt service for any financing obtained for our investment in such property. The capitalization rate for an investment is a function of the purchase price that we are willing to pay for an investment, the rent that the tenant is willing to pay, and the risk we are willing to assume. In our target markets, we have recently seen capitalization rates in the U.S. ranging from 6.25% to 11.0% and ranging from 6.5% to 12.0% internationally. The variability is due largely to the quality of the underlying assets, tenant credit quality, and the terms of the leases.

Financing Conditions

During 2011, we saw continued improvement in the U.S. credit and real estate financing markets despite the U.S. sovereign credit downgrade as new lenders entered the marketplace and the U.S. Treasury kept interest rates low. However, the sovereign debt issues in Europe that began in the second quarter of 2011 increased the cost of debt in certain international markets and made it more challenging for us to obtain debt for certain international deals. During 2011, we obtained non-recourse and limited-recourse mortgage financing totaling $386.9 million (on a pro rata basis).

Real Estate Sector

As noted above, the commercial real estate market is impacted by a variety of macro-economic factors, including but not limited to growth in gross domestic product, unemployment, interest rates, inflation, and demographics. We have seen modest improvements in these domestic macro-economic factors since the beginning of the credit crisis. However, internationally these fundamentals have not significantly improved, which may result in higher vacancies, lower rental rates, and lower demand for vacant space in future periods related to international properties. We are chiefly affected by changes in the appraised values of our properties, tenant defaults, inflation, lease expirations, and occupancy rates.

Credit Quality of Tenants

As a net lease investor, we are exposed to credit risk within our tenant portfolio, which can reduce our results of operations and cash flow from operations if our tenants are unable to pay their rent. Tenants experiencing financial difficulties may become delinquent on their rent and/or default on their leases and, if they file for bankruptcy protection, may reject our lease in bankruptcy court, resulting in reduced cash flow, which may negatively impact our NAV and require us to incur impairment charges. Even where a default has not occurred and a tenant is continuing to make the required lease payments, we may restructure or renew leases on less favorable terms, or the tenant's credit profile may deteriorate, which could affect the value of the leased asset and could in turn require us to incur impairment charges.

Despite signs of improvement in domestic general business conditions during 2011, which had a favorable impact on the overall credit quality of our tenants, we believe that there still remain significant risks to an economic recovery, particularly in the Euro-zone. As of the date of this Report, we have no exposure to tenants operating under bankruptcy protection. It is possible, however, that tenants may file for bankruptcy or default on their leases in the future and that economic conditions may again deteriorate.

To mitigate credit risk, we have historically looked to invest in assets that we believe are critically important to our tenants' operations and have attempted to diversify our portfolio by tenant, tenant industry and geography. We also monitor tenant performance through review of rent delinquencies as a precursor to a potential default, meetings with tenant management and review of tenants' financial statements and compliance with any financial covenants. When necessary, our asset management process includes restructuring transactions to meet the evolving needs of tenants, re-leasing properties, refinancing debt and selling properties, as well as protecting our rights when tenants default or enter into bankruptcy.

Inflation

Inflation impacts our lease revenues because our leases generally have rent adjustments that are either fixed or based on formulas indexed to changes in CPI or other similar indices for the jurisdiction in which the property is located. Because these rent adjustments may be calculated based on changes in the CPI over a multi-year period, changes in inflation rates can have a delayed impact on our results of operations. We have seen a return of moderate inflation during 2011 that we expect will drive rent increases in our portfolio in coming years.

Lease Expirations and Occupancy

Lease expirations and occupancy rates impact our revenues. Our advisor begins discussing options with tenants in advance of scheduled lease expirations. In certain cases, we may obtain lease renewals from our tenants; however, tenants may elect to move out at the end of their term or may elect to exercise purchase options, if any, in their leases. In cases where tenants elect not to renew, we may seek replacement tenants or try to sell the property. Our properties were fully occupied at both December 31, 2011 and December 31, 2010, reflecting a portfolio of relatively new tenants.

Proposed Accounting Changes

The following proposed accounting changes may potentially impact us if the outcome has a significant influence on sale-leaseback demand in the marketplace:

The IASB and FASB have issued an Exposure Draft on a joint proposal that would dramatically transform lease accounting from the existing model. These changes would impact most companies but are particularly applicable to those that are significant users of real estate. The proposal outlines a completely new model for accounting by lessees, whereby their rights and obligations under all leases, existing and new, would be capitalized and recorded on the balance sheet. For some companies, the new accounting guidance may influence whether or not, or the extent to which, they may enter into the type of sale-leaseback transactions in which we specialize. The FASB and IASB met during July 2011 and voted to re-expose the proposed standard. A revised exposure draft for public comment is currently expected to be issued in the first half of 2012, and a final standard is currently expected to be issued by the end of 2012. The boards also reached decisions, which are tentative and subject to change, on a single lessor accounting model and the accounting for variable lease payments, along with several presentation and disclosure issues. As of the date of this Report, the proposed guidance has not yet been finalized, and as such we are unable to determine whether this proposal will have a material impact on our business.

In October 2011, the FASB issued an exposure draft that proposes a new accounting standard for "investment property entities." Currently, an entity that invests in real estate properties but is not an investment company under the definition set forth by GAAP, is required to measure its real estate properties at cost. The proposed amendments would require all entities that meet the criteria to be investment property entities to follow the proposed guidance, under which investment properties acquired by an investment property entity would initially be measured at transaction price, including transaction costs, and subsequently measured at fair value with all changes in fair value recognized in net income. A detailed analysis is required to determine whether an entity is within the scope of the amendments in this proposed update. An entity in which substantially all of its business activities are investing in a real estate property or properties for total return, including an objective to realize capital appreciation (including certain REITs and real estate funds) would be affected by the proposed amendments. The proposed amendments also would introduce additional presentation and disclosure requirements for an investment property entity. As of the date of this Report, the proposed guidance has not yet been finalized, and as such we are unable to determine whether we meet the definition of an investment property entity and if the proposal will have a material impact on our business.

HOW WE EVALUATE RESULTS OF OPERATIONS

We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to shareholders and increasing our equity in our real estate. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

We consider cash flows from operating activities, cash flows from investing activities, cash flows from financing activities and certain non-GAAP performance metrics to be important measures in the evaluation of our results of operations, liquidity and capital resources. Cash flows from operating activities are sourced primarily from long-term lease contracts. These leases are generally triple net and mitigate, to an extent, our exposure to certain property operating expenses. Our evaluation of the amount and expected fluctuation of cash flows from operating activities is essential in evaluating our ability to fund operating expenses, service debt and fund distributions to shareholders.

We consider Adjusted cash flows from operating activities as a supplemental measure of liquidity in evaluating our ability to sustain distributions to shareholders. We consider this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income in real estate is the result of non-cash charges, such as depreciation and amortization, because it allows us to evaluate the cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, we exclude cash distributions from equity investments in real estate that are sourced from the sales of the equity investee's assets or refinancing of debt because we deem them to be returns of investment and not returns on investment.

We focus on measures of cash flows from investing activities and cash flows from financing activities in our evaluation of our capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Financing activities primarily consist of the payment of distributions to shareholders, obtaining non-recourse mortgage financing, generally in connection with the acquisition or refinancing of properties, and making mortgage principal payments. Our financing strategy has been to purchase substantially all of our properties with a combination of equity and non-recourse mortgage debt. A lender on a non-recourse mortgage loan generally has recourse only to the property collateralizing such debt and not to any of our other assets. This strategy has allowed us to diversify our portfolio of properties and, thereby, limit our risk. In the event that a balloon payment comes due, we may seek to refinance the loan, restructure the debt with existing lenders, or evaluate our ability to pay the balloon payment from our cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

RESULTS OF OPERATIONS

The results of operations presented below for the year ended December 31, 2011 are not expected to be representative of future results because we anticipate that our asset base will increase as we continue to invest capital. As our asset base increases, we expect that property-related revenues and expenses, as well as general and administrative expenses and other revenues and expenses, will increase.

We are dependent upon proceeds received from our follow-on offering to conduct our proposed activities. The capital required to make investments will be obtained from the follow-on offering and from any mortgage indebtedness that we may incur in connection with our investment activity.

The following table presents the components of our lease revenues (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	**2010**	**2009**
Rental income	**$124,834**	$52,233	$18,333
Interest income from direct financing leases	**48,474**	40,028	29,117
	$173,308	**$92,261**	**$47,450**

The following table sets forth the net lease revenues (i.e., rental income and interest income from direct financing leases) that we earned from lease obligations through our direct ownership of real estate (in thousands):

	YEARS ENDED DECEMBER 31,		
LESSEE (DATE ACQUIRED OR PLACED IN SERVICE)	2011	2010	2009
The New York Times Company (3/2009)[a]	$ 27,797	$26,768	$21,751
General Parts Inc., Golden State Supply LLC, Straus-Frank Enterprises LLC, General Parts Distribution LLC and Worldpac Inc. (12/2010)	**19,302**	766	—
Agrokor d.d. (11/2011, 12/2010, 4/2010)[b]	**16,238**	6,783	—
Eroski Sociedad Cooperativa (6/2010, 2/2010, 12/2009)[b]	**10,851**	8,281	101
Terminal Freezers, LLC (1/2011)	**10,731**	—	—
DTS Distribuidora de Television Digital SA (12/2010)[b]	**9,191**	—	—
Metro Cash & Carry Italia S.p.A (9/2011)[b] [c]	**7,974**	—	—
LifeTime Fitness, Inc. (9/2008)	**6,847**	6,847	6,847
Angelica Corporation (3/2010)	**5,093**	3,855	—
Flint River Services, LLC (11/2010)	**5,079**	855	—
Frontier Spinning Mills, Inc. (12/2008)[a]	**4,537**	4,464	4,469
Actebis Peacock GmbH (7/2008)[a] [b]	**4,228**	3,967	4,143
McKesson Corporation (formerly US Oncology, Inc.) (12/2009)	**4,189**	4,189	251
Flanders Corporation (12/2011, 4/2011)	**3,962**	—	—
JP Morgan Chase Bank, National Association and AT&T Wireless Services (5/2010)	**3,935**	2,440	—
Kronos Products, Inc. (1/2010)	**3,763**	3,784	—
TDG Limited (5/2010, 4/2010)[b]	**2,928**	2,040	—
Laureate Education, Inc. (7/2008)	**2,910**	2,895	2,893
Sabre Communications Corporation and Cellxion, LLC (6/2010, 8/2008)	**2,851**	2,695	2,578
Mori Seiki USA, Inc. (12/2009)	**2,811**	2,811	189
Harbor Freight Tools, USA, Inc. (3/2011)	**2,728**	—	
Berry Plastics Corporation (4/2011, 3/2010)[d]	**2,531**	1,548	—
National Express Limited (12/2009)[b]	**2,071**	1,919	52
Wagon Automotive Nagold GmbH (8/2008)[a] [b] [e]	**1,916**	2,033	2,316
Other[b]	**8,845**	3,321	1,860
	$173,308	**$92,261**	**$47,450**

(a) These revenues are generated in consolidated investments, generally with our affiliates, and on a combined basis, include revenues applicable to noncontrolling interests totaling $16.6 million, $15.9 million and $14.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(b) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the Euro increased by approximately 5% during the year ended December 31, 2011 as compared to 2010 and decreased by approximately 5% during the year ended December 31, 2010 as compared to 2009, resulting in a positive impact on lease revenues in 2011 and a negative impact on lease revenues in 2010 for our Euro-denominated investments.

(c) We entered into the Metro Cash & Carry Italia S.p.A ("Metro") transaction for a total cost of $395.5 million, which had a capitalization rate of approximately 8.0%.

(d) One of our equity method investments, which we entered into with an affiliate, leases another property to this lessee.

(e) The decrease in 2010 was primarily due to the sale of a parcel of land in April 2010 which resulted in a subsequent reduction of rent.

We recognize income from equity investments in real estate, of which lease revenues are a significant component. The following table sets forth the net lease revenues earned by these investments. Amounts provided are the total amounts attributable to the investments and do not represent our proportionate share (dollars in thousands):

LESSEE (DATE ACQUIRED)	OWNERSHIP INTEREST AT DECEMBER 31, 2011	YEARS ENDED DECEMBER 31, 2011	2010	2009
Hellweg Die Profi-Baumarkte GmbH & Co. KG (5/2011)[(a)(b)]	33%	**$24,543**	$ —	$ —
U-Haul Moving Partners, Inc. and Mercury Partners, LP (5/2011)[(b)]	12%	**21,695**	—	—
C1000 BV (1/2011)[(a)]	85%	**14,519**	—	—
Tesco plc (7/2009)[(a)]	49%	**7,720**	7,337	3,420
Berry Plastics Corporation (12/2007)[(c)]	50%	**6,649**	6,666	6,641
Eroski Sociedad Cooperativa - Mallorca (6/2010)[(a)]	30%	**3,235**	1,710	—
Dick's Sporting Goods, Inc. (5/2011)[(b)]	45%	**2,104**	—	—
		$80,465	**$15,713**	**$10,061**

(a) Amounts are subject to fluctuations in foreign currency exchange rates. The average conversion rate for the U.S. dollar in relation to the Euro increased by approximately 5% during the year ended December 31, 2011 as compared to 2010 and decreased by approximately 5% during the year ended December 31, 2010 as compared to 2009, resulting in a positive impact on lease revenues in 2011 and a negative impact on lease revenues in 2010 for our Euro-denominated investments.

(b) We acquired our interest in this investment in May 2011 from CPA®:14 (Note 3). The amounts provided for 2011 represent leave revenues earned by the investment from the acquisition date.

(c) We also consolidate an investment with one of our affiliates that leases another property to this lessee.

LEASE REVENUES

As of December 31, 2011, 53% of our net leases, based on annualized contractual minimum base rent, provide for adjustments based on formulas indexed to changes in the CPI, or other similar indices for the jurisdiction in which the property is located, some of which have caps and/or floors. In addition, 41% of our net leases on that same basis have fixed rent adjustments. We own international investments and, therefore, lease revenues from these investments are subject to fluctuations in exchange rate movements in foreign currencies, primarily the Euro. During the quarter ended December 31, 2011, we entered into six new leases with a total contractual minimum base rent of $7.5 million and a weighted average term of 19.9 years. We did not provide for any tenant concessions in connection with these new leases.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, lease revenues increased by $81.0 million, primarily due to our investment activity during 2010 and 2011, which contributed revenues of $68.6 million. In addition, scheduled rent increases at several properties and positive fluctuations in foreign currency exchange rates contributed $8.1 million and $1.3 million, respectively, of the increases in lease revenues.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, lease revenues increased by $44.8 million primarily due to our investment activity in 2010 and 2009.

OTHER OPERATING INCOME

Other operating income generally consists of costs reimbursable by tenants and non-rent related revenues. Reimbursable tenant costs are recorded as both income and property expense, and, therefore, have no impact on net income.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other operating income increased by $1.4 million, primarily due to an increase in reimbursable tenant costs as a result of our investment activity in 2011 and 2010.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, other operating income increased by $1.3 million, primarily due to an increase in reimbursable tenant costs as a result of our investment activity in 2010 and 2009.

INTEREST INCOME

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, interest income increased by $3.1 million, primarily as a result of interest income recognized during 2011 related to notes receivable acquired during 2011 and 2010.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, interest income increased by $0.8 million, primarily as a result of $1.3 million in interest income from a participation in the limited-recourse mortgage loan outstanding related to our New York Times investment that we purchased in July 2010, partially offset by a $0.7 million decrease in interest income from CMBS investments. Following the recognition of impairment charges during the fourth quarter of 2009, the carrying value of the CMBS investments was equal to the amount of cash flows we expect to collect, and therefore no amounts were accreted into income during the year ended December 31, 2010.

OTHER REAL ESTATE OPERATIONS

Other real estate operations represent the results of operations (revenues and operating expenses) of our hotel investment and self-storage properties.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, our results of operations reflected increases in income and expenses of $11.5 million and $6.7 million, respectively, primarily due to the acquisition of 44 self-storage properties during 2011.

2010 vs. 2009 - For the year ended December 31, 2010 as compared to 2009, our results of operations reflected income and expenses from our hotel investment, which we acquired in May 2010, of $2.2 million and $1.3 million, respectively, for the year ended December 31, 2010.

DEPRECIATION AND AMORTIZATION

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, depreciation and amortization increased by $29.2 million, as a result of investments we entered into during 2010 and 2011.

2010 vs. 2009 - For the year ended December 31, 2010 as compared to 2009, depreciation and amortization increased by $9.2 million, related to investments we entered into during 2009 and 2010.

GENERAL AND ADMINISTRATIVE

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, general and administrative expense increased by $11.3 million, primarily due to an increase in acquisition-related fees and expenses of $6.4 million; an increase in professional fees of $2.4 million; and an increase in management expenses of $1.3 million. Acquisition-related fees and expenses incurred in 2011 were primarily related to the acquisition of 44 self storage properties. Both professional fees and management expenses increased in connection with recent investment activity. Professional fees include legal, accounting and investor-related expenses incurred in the normal course of business. Management expenses include our reimbursements to the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, general and administrative expense increased by $1.8 million, primarily due to increases in professional fees of $0.9 million and management expenses of $0.5 million.

PROPERTY EXPENSES

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, property expenses increased by $12.3 million primarily due to increases in asset management fees of $8.4 million, professional fees of $1.5 million and reimbursable tenant costs of $1.4 million. Asset management fees, professional fees, and reimbursable tenant costs increased as a result of our 2010 and 2011 investment activity. Professional fees include legal and accounting expenses incurred for certain properties. Reimbursable tenant costs are recorded as both revenue and expenses and, therefore, have no impact on our results of operations.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, property expenses increased by $3.7 million, primarily due to increases in asset management fees of $2.6 million and reimbursable tenant costs of $1.2 million. Asset management fees increased as a result of 2010 investment volume.

IMPAIRMENT CHARGES

Our impairment charges are more fully described in Note 12 to the consolidated financial statements. During 2009, we incurred impairment charges of $8.3 million related to properties leased to Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH. We recognized an impairment charge of $7.5 million related to the Waldaschaff Automotive GmbH property, which was formerly leased to Wagon Automotive GmbH, to reduce the property's carrying value to its estimated fair value. In addition, we recognized an impairment charge of $0.8 million related to the Wagon Automotive Nagold GmbH property to reflect the decline in its estimated residual value.

Additionally, during 2009 we incurred other-than-temporary impairment charges on our CMBS portfolio totaling $17.1 million to reduce the carrying value of the portfolio to its estimated fair value as a result of increased delinquencies in our CMBS portfolio and our expectation of future credit losses. Of the total impairment charges, we recognized $15.6 million in earnings related to our expected credit losses and $1.5 million in Other comprehensive loss in equity related to non-credit factors.

INCOME FROM EQUITY INVESTMENTS IN REAL ESTATE

Income from equity investments in real estate represents our proportionate share of net income or net loss (revenue less expenses) from investments entered into with affiliates in which we have a noncontrolling interest but over which we exercise significant influence.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, income from equity investments in real estate increased by $3.9 million, primarily due to our investments in the C1000 B.V. ("C1000") investment in January 2011 and the Eroski Socieded Cooperativa - Mallorca investment in June 2010, which contributed an increase to income of $4.0 million and $0.4 million, respectively. These increases in income were partially offset by net losses of $1.1 million recognized during 2011 on the investments we purchased from CPA®:14 primarily due to the amortization of basis differences (Note 6).

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, income from equity investments in real estate increased $0.3 million, primarily due to our investment in the Eroski - Mallorca investment in June 2010, which contributed income of $0.4 million during 2010.

OTHER INCOME AND (EXPENSES)

Other income and (expenses) primarily consists of gains and losses on foreign currency transactions and derivative instruments. We and certain of our foreign consolidated subsidiaries have intercompany debt and/or advances that are not denominated in the entity's functional currency. When the intercompany debt or accrued interest thereon is remeasured against the functional currency of the entity, a gain or loss may result. For intercompany transactions that are of a long-term investment nature, the gain or loss is recognized as a cumulative translation adjustment in Other comprehensive income or loss. We also recognize gains or losses on foreign currency transactions when we repatriate cash from our foreign investments. In addition, we have certain derivative instruments, including common stock warrants and foreign currency contracts that are not designated as hedging instruments, for which realized and unrealized gains and losses are included in earnings. The timing and amount of such gains and losses cannot always be estimated and are subject to fluctuation.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, other income increased by $6.2 million, mainly due to realized foreign currency transaction gains on cash repatriation from our foreign investments during 2011.

2010 vs. 2009 — For the year ended December 31, 2010, we recognized net other income of $0.8 million as compared to net other expenses of $2.3 million recognized in 2009. These income and expenses recognized in the respective years were primarily comprised of realized foreign currency transaction gains, principally as a result of cash received from foreign subsidiaries in connection with intercompany debt and foreign investments acquired in 2010.

INTEREST EXPENSE

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, interest expense increased by $23.5 million, primarily as a result of mortgage financing obtained and assumed in connection with our investment activity during 2011 and 2010.

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, interest expense increased by $17.0 million primarily as a result of mortgage financing obtained during 2010 and 2009 in connection with our investment activity.

PROVISION FOR INCOME TAXES

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, provision for income taxes increased by $0.8 million, primarily due to increases in foreign taxes incurred on new international investments during 2011 and 2010.

INCOME FROM DISCONTINUED OPERATIONS

For the year ended December 31, 2011, we recognized income from discontinued operations of $1.3 million, primarily due to a net gain on the sale of properties of $0.8 million and income generated from the operations of these properties of $0.5 million.

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, net income attributable to noncontrolling interests increased by $5.5 million, primarily due to an increase in cash distributions paid to the advisor of $4.9 million as a result of our 2011 and 2010 investment activity. As discussed in Note 2 to the consolidated financial statements, the advisor owns a special general partner interest in our operating partnership. As a special general partner, we pay the advisor up to 10% of distributions of available cash of our operating partnership (Note 3).

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, net income attributable to noncontrolling interests increased by $5.5 million. We recognized net income attributable to noncontrolling interests from the Wagon investment of $0.3 million in 2010 as compared to a net loss of $2.5 million in 2009 primarily due to impairment charges taken in 2009 (Note 12). In addition, cash distributions paid to the advisor increased by $2.5 million as a result of our investment activity in 2010 and 2009.

NET INCOME ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, the resulting net income attributable to CPA®:17 - Global shareholders increased by $19.2 million.

2010 vs. 2009 — For the year ended December 31, 2010, the resulting net income attributable to CPA®:17 - Global shareholders was $30.5 million as compared to a net loss of $7.7 million for 2009.

MODIFIED FUNDS FROM OPERATIONS

MFFO is a non-GAAP measure that we use to evaluate our business. For a definition of MFFO and reconciliation to net income attributable to CPA®:17 – Global shareholders, see Supplemental Financial Measures below.

2011 vs. 2010 — For the year ended December 31, 2011 as compared to 2010, MFFO increased by $52.2 million, primarily as a result of our investment activity in 2011 and 2010

2010 vs. 2009 — For the year ended December 31, 2010 as compared to 2009, MFFO increased by $24.6 million, primarily as a result of our investment activity in 2010 and 2009.

FINANCIAL CONDITION

Sources and Uses of Cash During the Year

We expect to continue to invest the proceeds of our follow-on offering in a diversified portfolio of income-producing commercial properties and other real estate related assets. We use the cash flow generated from our investments to meet our operating expenses, service debt and fund distributions to shareholders. Our cash flows fluctuate period to period due to a number of factors, which may include, among other things, the timing of purchases and sales of real estate, the timing of the receipt of proceeds from and the repayment of non-recourse mortgage loans and receipt of lease revenues, the advisor's annual election to receive fees in shares of our common stock or cash, the timing and characterization of distributions from equity investments in real estate, payment to the advisor of the quarterly installment of deferred acquisition fees and interest thereon and changes in foreign currency exchange rates. Despite these fluctuations, we believe that we will generate sufficient cash from operations and from equity distributions in excess of equity income in real estate to meet our normal recurring short-term and long-term liquidity needs. However, until we have fully invested the proceeds of our follow-on offering, we have used, and expect in the future to use a portion of the offering proceeds to fund our operating activities and distributions to shareholders (see Financing Activities below). We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the year are described below.

Operating Activities

During year ended December 31, 2011, we used cash flows provided by operating activities of $101.5 million to fund cash distributions to shareholders of $52.3 million, excluding $50.2 million in distributions that were reinvested by shareholders through our distribution reinvestment and share purchase plan, and to pay distributions of $23.2 million to affiliates that hold noncontrolling interests in various entities with us. For 2011, the advisor elected to continue to receive its asset management fees in shares of our common stock, and as a result, we paid asset management fees of $11.2 million through the issuance of stock rather than in cash.

Investing Activities

Our investing activities are generally comprised of real estate-related transactions (purchases and sales), payment of deferred acquisition fees to the advisor and capitalized property-related costs. During the year ended December 31, 2011, we used $658.5 million to acquire several consolidated investments, including $164.9 million for the Metro transaction and $133.7 million for the acquisition of the 44 self-storage properties, and to fund construction costs on several build-to suit projects. In addition, we made contributions of $228.5 million in connection with our 2011 investment activity to acquire interests in unconsolidated investments, including $172.4 million related to our equity investment in properties leased to C1000 and $55.7 million to acquire interests in three investments from CPA®:14. We also used $30.0 million to provide financing for a property developer. We received $49.6 million in proceeds from the full repayment of our participation in the limited-recourse mortgage loan related to our New York Times investment in connection with the refinancing of the loan, $90.6 million in distributions from our equity investments in real estate in excess of cumulative equity income, and proceeds of $19.8 million from the sale of two Canadian properties previously leased to CARQUEST. We placed $166.7 million in escrow, of which the full amount was released in the same period for the Metro transaction, in addition to funds totaling $29.6 million and $20.3 million, respectively, that were invested in and released from lender-held investment accounts. We paid foreign value added taxes, or "VAT", totaling $4.6 million during the year ended December 31, 2011 in connection with several international investments and recovered $29.3 million of foreign VAT during the year, including amounts paid in prior years. Payments of deferred acquisition fees to the advisor totaled $14.5 million.

Financing Activities

As noted above, during the year ended December 31, 2011, we paid distributions to shareholders and to affiliates that hold noncontrolling interests in various entities we consolidate. We also made scheduled mortgage principal installments of $14.1 million. We received $575.3 million in net proceeds from our initial and follow-on public offerings and $243.5 million in proceeds from mortgage financings related to 2011 and 2010 investment activity. In connection with our financing activities, we paid mortgage financing costs totaling $9.4 million. In February 2011, we borrowed $90.0 million from the advisor to fund the acquisition of our interest in the C1000 equity investment and repaid this amount in full in April 2011. Funds totaling $8.9 million and $17.9 million, respectively, were released from and placed into lender-held escrow accounts for mortgage-related payments.

Our objectives are to generate sufficient cash flow over time to provide shareholders with increasing distributions and to seek investments with potential for capital appreciation throughout varying economic cycles. During the year ended December 31, 2011, we have declared distributions to shareholders totaling $113.3 million, which were comprised of cash distributions of $58.1 million and $55.2 million of distributions reinvested by shareholders. We have funded $99.5 million, or 88%, of these distributions from Adjusted cash flow from operating activities with the remainder being funded from proceeds of our public offerings. In determining our distribution policy during the periods we are raising funds and investing capital, we place primary emphasis on projections of cash flow from operations, together with equity distributions in excess of equity income in real estate, from our investments, rather than on historical results of operations (though these and other factors may be a part of our consideration). In setting a distribution rate, we thus focus primarily on expected returns from those investments we have already made, as well as our anticipated rate of future investment, to assess the sustainability of a particular distribution rate over time.

We maintain a quarterly redemption plan pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from shareholders seeking liquidity. For 2011, we received requests to redeem 961,968 shares of our common stock pursuant to our redemption plan, all of which were redeemed during 2011. We used $9.1 million to redeem the shares at a price per share of $9.30. We funded share redemptions during the year ended December 31, 2011 from the proceeds of the sale of shares of our common stock pursuant to our distribution reinvestment and stock purchase plan.

Liquidity is affected adversely by unanticipated costs, lower-than-anticipated fundraising and greater-than-anticipated operating expenses. To the extent that our cash reserves are insufficient to satisfy our cash requirements, additional funds may be provided from cash generated from operations or through short-term borrowings. In addition, we may incur indebtedness in connection with the acquisition of any property, refinancing the debt thereon, arranging for the leveraging of any previously unfinanced property, or reinvesting the proceeds from financings or refinancings of additional properties.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities is a non-GAAP measure we use to evaluate our business. For a definition of adjusted cash flow from operating activities and reconciliation to cash flow from operating activities, see Supplemental Financial Measures below.

Our adjusted cash flow from operating activities for 2011 and 2010 was $99.5 million and $49.6 million, respectively. This increase was primarily due to increases in property-level cash flow generated from our investment activity during 2010 and 2011.

SUMMARY OF FINANCING

The table below summarizes our non-recourse and limited-recourse debt (dollars in thousands):

	DECEMBER 31,	
	2011	2010
Balance		
Fixed rate	$ 772,259	$516,103
Variable rate[(a)]	381,995	151,375
TOTAL	**$1,154,254**	**$667,478**
Percent of total debt		
Fixed rate	67%	77%
Variable rate[(a)]	33%	23%
	100%	**100%**
Weighted-average interest rate at end of year		
Fixed rate	6.1%	6.2%
Variable rate[(a)]	4.0%	5.4%

(a) Variable-rate debt at December 31, 2011 included of (i) $252.4 million that has been effectively converted to a fixed-rate through interest rate swap derivative instruments, (ii) $122.7 million that was subject to an interest rate cap, but for which the applicable interest rate was below the effective interest rate of the cap at December 31, 2011, and (iii) $6.9 million in mortgage loan obligations that bore interest at fixed rates but have interest rate reset features that may change the interest rates to then-prevailing market fixed rates (subject to specific caps) at certain points during their terms. At December 31, 2011, we had no interest rate resets or expirations of interest rate swaps or caps scheduled to occur during the next twelve months.

CASH RESOURCES

At December 31, 2011, our cash resources consisted of cash and cash equivalents totaling $180.7 million. Of this amount, $34.6 million, at then-current exchange rates, was held by foreign subsidiaries. We could be subject to restrictions or significant costs should we decide to repatriate these amounts. We also had unleveraged properties that had an aggregate carrying value of $323.6 million at December 31, 2011, although there can be no assurance that we would be able to obtain financing for these properties. In April 2011, the SEC declared our registration statement effective for our follow-on offering of up to $1.0 billion of common stock. Our initial public offering terminated on April 7, 2011, the date which the registration statement for our follow-on offering was declared effective by the SEC. Our cash resources may be used for future investments, working capital needs and other commitments.

CASH REQUIREMENTS

During 2012, we expect that our cash payments will include paying distributions to our shareholders and to our affiliates who hold noncontrolling interests in our subsidiaries, making scheduled mortgage loan principal payments, including balloon payments of $4.5 million, reimbursing the advisor for costs incurred on our behalf and paying normal recurring operating expenses. We expect to continue to use funds raised from our initial public offering and follow-on offering to invest in new properties.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The table below summarizes our debt, other contractual obligations, and off-balance sheet arrangements at December 31, 2011 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Non-recourse and limited-recourse debt — principal[(a)]	**$1,155,131**	$21,532	$61,757	$348,402	$723,440
Deferred acquisition fees — principal	**22,748**	13,184	9,158	406	—
Interest on borrowings and deferred acquisition fees	**418,218**	63,400	120,288	107,151	127,379
Subordinated disposition fees[(b)]	**202**	—	—	—	202
Build-to-suit commitment[(c)]	**13,710**	13,710	—	—	—
Lending commitment[(d)]	**57,199**	20,330	36,869	—	—
Operating and other lease commitments[(e)]	**3,071**	609	1,212	1,060	190
	$1,670,279	**$132,765**	**$229,284**	**$457,019**	**$851,211**

(a) Excludes $0.9 million of unamortized discount on two notes, which is included in Non-recourse and limited recourse debt at December 31, 2011.

(b) Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event. There can be no assurance that any liquidity event will be achieved in this time frame.

(c) Represents remaining build-to-suit commitments on five projects. As of December 31, 2011, total estimated construction costs for these projects were projected to be $82.7 million in the aggregate, of which $69.0 million had been funded at that date. Amounts are based on the exchange rate of the Euro on the date of acquisition, as applicable.

(d) Represents unfunded amount on a commitment to provide two loans to two developers of two domestic build-to-suit projects. As of December 31, 2011, the total commitment for these loans was for up to $158.1 million, of which $100.9 million had been funded at that date.

(e) Operating and other lease commitments consist primarily of rent obligations under ground leases and of our share of future minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Amounts under the cost-sharing agreement are allocated among the entities based on gross revenues and are adjusted quarterly. We anticipate that our share of future minimum lease payments will increase as we continue to invest the proceeds of our public offerings.

Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies at December 31, 2011, which consisted primarily of the Euro. At December 31, 2011, we had no material capital lease obligations for which we were the lessee, either individually or in the aggregate.

Equity Method Investments

We have investments in unconsolidated investments that own single-tenant properties that are typically net leased to corporations. Generally, the underlying investments are jointly-owned with our affiliates. Certain financial information for these investments and our ownership interest in the investments at December 31, 2011 is presented below. Certain financial information provided represents the total amounts attributable to the investments and does not represent our proportionate share (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2011	TOTAL ASSETS	NON-RECOURSE THIRD-PARTY DEBT	MATURITY DATE
C1000 BV[(a)]	85%	**$ 195,649**	$ 91,298	3/2013
U-Haul Moving Partners, Inc. and Mercury Partners, LP[(b)]	12%	**279,711**	155,777	5/2014
Tesco plc[(a)]	49%	**83,140**	43,473	6/2016
Hellweg Die Profi-Baumarkte GmbH & Co. KG[(a) (b)]	33%	**433,528**	357,205	4/2017
Berry Plastics Corporation	50%	**76,447**	28,019	6/2020
Dick's Sporting Goods, Inc.[(b)]	45%	**26,705**	21,517	1/2022
Eroski Sociedad Cooperativa - Mallorca[(a)]	30%	**30,162**	—	N/A
		$1,125,342	**$697,289**	

(a) Dollar amounts shown are based on the exchange rate of the Euro at December 31, 2011.

(b) We acquired our interest in this investment from CPA®:14 in May 2011 (Note 3).

Environmental Obligations

In connection with the purchase of many of our properties, we required the sellers to perform environmental reviews. We believe, based on the results of these reviews, that our properties were in substantial compliance with Federal, state, and foreign environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with leakage from underground storage tanks, surface spills or other on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, our leases generally require tenants to indemnify us from all liabilities and losses related to the leased properties and the provisions of such indemnifications specifically address environmental matters. The leases generally include provisions that allow for periodic environmental assessments, paid for by the tenant, and allow us to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of our leases allow us to require financial assurances from tenants, such as performance bonds or letters of credit, if the costs of remediating environmental conditions are, in our estimation, in excess of specified amounts. Accordingly, we believe that the ultimate resolution of environmental matters should not have a material adverse effect on our financial condition, liquidity or results of operations.

Critical Accounting Estimates

Our significant accounting policies are described in Note 2 to the consolidated financial statements. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

CLASSIFICATION OF REAL ESTATE LEASES

We classify our leases for financial reporting purposes at the inception of a lease, or when significant lease terms are amended, as either real estate leased under operating leases or net investment in direct financing leases. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. We estimate remaining economic life relying in part upon third-party appraisals of the leased assets. We calculate the present value of future minimum rents using the lease's implicit interest rate, which requires an estimate of the residual value of the leased assets as of the end of the non-cancelable lease term. Estimates of residual values are generally determined by us relying in part upon third-party appraisals. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of our leases are not necessarily different for operating and direct financing leases; however, the classification is based on accounting pronouncements that are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. We believe that we retain certain risks of ownership regardless of accounting classification. Assets related to leases classified as net investment in direct financing leases are not depreciated but are written down to expected residual value over the lease term. Therefore, the classification of leases may have a significant impact on net income even though it has no effect on cash flows.

IDENTIFICATION OF TANGIBLE AND INTANGIBLE ASSETS IN CONNECTION WITH REAL ESTATE ACQUISITIONS

In connection with our acquisition of properties accounted for as operating leases, we allocate purchase costs to tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above- and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values.

We determine the value attributed to tangible assets in part using a discounted cash flow model that is intended to approximate both what a third party would pay to purchase the vacant property and rent at current estimated market rates. In applying the model, we assume that the disinterested party would sell the property at the end of an estimated market lease term. Assumptions used in the model are property-specific where this information is available; however, when certain necessary information is not available, we use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of these rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

We acquire properties subject to net leases and determine the value of above-market and below-market lease intangibles based on the difference between (i) the contractual rents to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or a similar property, both of which are measured over a period equal to the estimated market lease term. We discount the difference between the estimated market rent and contractual rent to a present value using an interest rate reflecting our current assessment of the risk associated with the lease acquired, which includes a consideration of the credit of the lessee. Estimates of market rent are generally determined by us relying in part upon a third-party appraisal obtained in connection with the property acquisition and can include estimates of market rent increase factors, which are generally provided in the appraisal or by local brokers.

We evaluate the specific characteristics of each tenant's lease and any pre-existing relationship with each tenant in determining the value of in-place lease and tenant relationship intangibles. To determine the value of in-place lease intangibles, we consider estimated market rent, estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. In determining the value of tenant relationship intangibles, we consider the expectation of lease renewals, the nature and extent of our existing relationship with the tenant, prospects for developing new business with the tenant and the tenant's credit profile. We also consider estimated costs to execute a new lease, including estimated leasing commissions and legal costs, as well as estimated carrying costs of the property during a hypothetical expected lease-up period. We determine these values using our estimates or by relying in part upon third-party appraisals.

BASIS OF CONSOLIDATION

When we obtain an economic interest in an entity, we evaluate the entity to determine if it is deemed a variable interest entity ("VIE") and, if so, whether we are deemed to be the primary beneficiary and are therefore required to consolidate the entity. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE under current authoritative accounting guidance, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of a VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

For an entity that is not considered to be a VIE, the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. We evaluate the partnership agreements or other relevant contracts to determine whether there are provisions in the agreements that would overcome this presumption. If the agreements provide the limited partners with either (i) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partners without cause or (ii) substantive participating rights, the limited partners' rights overcome the presumption of control by a general partner of the limited partnership, and, therefore, the general partner must account for its investment in the limited partnership using the equity method of accounting.

When we obtain an economic interest in an entity that is structured at the date of acquisition as a tenancy-in-common interest, we evaluate the tenancy-in-common agreements or other relevant documents to ensure that the entity does not qualify as a VIE and does not meet the control requirement required for consolidation. We also use judgment in determining whether the shared decision-making involved in a tenancy-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. We account for tenancy-in-common interests under the equity method of accounting.

IMPAIRMENTS

On a quarterly basis, we assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities and CMBS investments. Estimates and judgments used when evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. We estimate market rents and residual values using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. As our investment objective is to hold properties on a long-term basis, holding periods used in the undiscounted cash flow analysis generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value. The property's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information from outside sources such as broker quotes or recent comparable sales. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

ASSETS HELD FOR SALE

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We base the expected sale price on the contract and the expected selling costs on information provided by brokers and legal counsel. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and to establish whether or not that impairment is other-than-temporary.

To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying investment's net assets by our ownership interest percentage. For our unconsolidated investments in real estate, we calculate the estimated fair value of the underlying investment's real estate or net investment in direct financing lease as described in Real Estate and Direct Financing Leases above. The fair value of the underlying investment's debt, if any, is calculated based on market interest rates and other market information. The fair value of the underlying investment's other financial assets and liabilities (excluding net investment in direct financing leases) have fair values that approximate their carrying values.

Commercial Mortgage-Backed Securities

We have CMBS investments that are designated as securities held to maturity. On a quarterly basis, we evaluate our CMBS to determine if they have experienced an other-than temporary decline in value. In our evaluation, we consider, among other items, the significance of the decline in value compared to the cost basis; underlying factors contributing to the decline in value, such as delinquencies and expectations of credit losses; the length of time the market value of the security has been less than its cost basis; expected market volatility and market and economic conditions; advice from dealers; and our own experience in the market.

Under current authoritative accounting guidance, if the debt security's market value is below its amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before its anticipated recovery, we record the entire amount of the other-than-temporary impairment charge in earnings.

We do not intend to sell our CMBS investments, and we do not expect that it is more likely than not that we will be required to sell these investments before their anticipated recovery. We perform an additional analysis to determine whether we expect to recover our amortized cost basis in the investment. If we determine that a decline in the estimated fair value of our CMBS investments has occurred that is other-than-temporary and we do not expect to recover the entire amortized cost basis, we calculate the total other-than-temporary impairment charge as the difference between the CMBS investments' carrying value and their estimated fair value. We then separate the other-than-temporary impairment charge into the portion of the loss related to noncredit factors, such as the illiquidity of the securities (the "noncredit loss portion"), and the portion related to credit factors (the "credit loss portion"). We determine the noncredit loss portion by analyzing the changes in spreads on high credit quality CMBS securities as compared with the changes in spreads on the CMBS securities being analyzed for other-than-temporary impairment. We generally perform this analysis over a time period from the date of acquisition of the debt securities through the date of the analysis. Any resulting loss is deemed to represent losses due to the illiquidity of the debt securities and is recorded as the noncredit loss portion. We then measure the credit loss portion of the other-than-temporary impairment as the residual amount of the other-than-temporary impairment. We record the noncredit loss portion as a separate component of Other comprehensive income or loss in equity and the credit loss portion in earnings.

Following recognition of the other-than-temporary impairment, the difference between the new cost basis of the CMBS investments and cash flows expected to be collected is accreted to Interest income from CMBS over the remaining expected lives of the securities.

INTEREST CAPITALIZED IN CONNECTION WITH REAL ESTATE UNDER CONSTRUCTION

Operating real estate is stated at cost less accumulated depreciation. Interest directly related to build-to-suit projects is capitalized. Interest capitalized in 2011, 2010 and 2009 was $3.5 million, $0.3 million, and $1.1 million, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

Subsequent Event

In January 2012, we entered into a domestic investment for eight office facilities located in Minnesota for a total cost of approximately $168.7 million. In connection with this investment, we obtained non-recourse mortgage financing totaling $92.4 million, at a variable annual interest rate that has been fixed at 3.87% through an interest rate swap and a term of 5 years.

Supplemental Financial Measures

In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we employ the use of supplemental non-GAAP measures, which are uniquely defined by our management. We believe these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures are provided below.

Funds from Operations ("FFO") and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, Inc., or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to nor a substitute for net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate and depreciation and amortization; and after adjustments for unconsolidated partnerships and joint investments. Adjustments for unconsolidated partnerships and joint investments are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions which can change over time. An asset will only be evaluated for impairment if certain impairment indications exist and if the carrying, or book value, exceeds the total estimated undiscounted future cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) from such asset. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO described above, investors are cautioned that, due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect in 2009. These other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT's definition of FFO have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses for all industries as items that are expensed under GAAP, that are typically accounted for as operating expenses. Management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. As disclosed in the prospectus for our follow-on offering dated April 7, 2011 (the "Prospectus"), we intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our assets or another similar transaction) within eight to 12 years following the investment of substantially all of the net proceeds from our initial public offering, which was terminated in April 2011. Thus, we do not intend to continuously purchase assets and intend to have a limited life. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our offering has been completed and once all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after our offering and most of our acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. Investors are cautioned that MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint investments, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. While we are responsible for managing interest rate, hedge and foreign exchange risk, we retain an outside consultant to review all our hedging agreements. Inasmuch as interest rate hedges are not a fundamental part of our operations, we believe it is appropriate to exclude such infrequent gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, amortization of above- and below-market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. In addition, we view fair value adjustments of derivatives and gains and losses from dispositions of assets as infrequent items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for assessing operating performance.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

MFFO has limitations as a performance measure in an offering such as ours, where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO accordingly.

FFO and MFFO for all periods presented are as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Net income (loss) attributable to CPA®:17 - Global shareholders	**$ 49,655**	$30,454	$ (7,701)
Adjustments:			
Depreciation and amortization of real property	**42,240**	13,898	5,289
Impairment (adjustments) charges[(a)]	**(70)**	—	23,904
Gain on sale of real estate, net	**(778)**	(110)	—
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at FFO:			
Depreciation and amortization of real property	**13,892**	3,136	2,182
Impairment charges[(a)]	**13**	—	—
Loss on sale of real estate	—	38	—
Proportionate share of adjustments for noncontrolling interests to arrive at FFO	**(646)**	(580)	(3,410)
TOTAL ADJUSTMENTS	**54,651**	**16,382**	**27,965**
FFO — as defined by NAREIT[(a)]	**104,306**	46,836	20,264
Adjustments:			
Other depreciation, amortization and non-cash charges	**114**	79	83
Straight-line and other rent adjustments[(b)]	**(14,236)**	(5,252)	(3,562)
Acquisition expenses[(c)]	**9,335**	1,868	1,052
Above (below)-market rent intangible lease amortization, net[(d)]	**1,756**	1,215	78
Amortization of premiums on debt investments, net	**148**	130	(641)
Realized (gains) losses on foreign currency, derivatives and other[(e)]	**(6,665)**	(846)	2,268
Proportionate share of adjustments to equity in net income of partially owned entities to arrive at MFFO:			
Other depreciation, amortization and other non-cash charges	**(6)**	(6)	—
Straight-line and other rent adjustments[(b)]	**(154)**	(364)	(106)
Gain on extinguishment of debt	—	—	(326)
Acquisition expenses[(c)]	**282**	2	—
Above (below)-market rent intangible lease amortization, net[(d)]	**13**	(22)	(20)
Realized (gains) losses on foreign currency, derivatives and other[(e)]	**(7)**	1	1
Proportionate share of adjustments for noncontrolling interests to arrive at MFFO	**1,880**	948	895
TOTAL ADJUSTMENTS	**(7,540)**	**(2,247)**	**(278)**
MFFO	**$ 96,766**	**$44,589**	**$ 19,986**
DISTRIBUTIONS DECLARED FOR THE APPLICABLE PERIOD[(f)]	**$113,271**	**$70,782**	**$34,361**

(a) The SEC Staff has recently stated that they take no position on the inclusion or exclusion of impairment write-downs in arriving at FFO. Since 2003, NAREIT has taken the position that the exclusion of impairment charges is consistent with its definition of FFO. Accordingly, we have revised our computation of FFO to exclude impairment charges, if any, in arriving at FFO for all periods presented.

(b) Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income recognition that is significantly different than underlying contract terms. By adjusting for these items (to reflect such payments from a GAAP accrual basis to a cash basis of disclosing the rent and lease payments), management believes that MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, provides insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management's analysis of operating performance.

(c) In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to shareholders, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(d) Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges relating to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.

(e) Management believes that adjusting for fair value adjustments for derivatives provides useful information because such fair value adjustments are based on market fluctuations and may not be directly related or attributable to our operations.

(f) Distribution data is presented for comparability; however, management utilizes our Adjusted Cash Flow from Operating Activities measure to analyze our dividend coverage. See below for a discussion of the source of these distributions.

Adjusted Cash Flow from Operating Activities

Adjusted cash flow from operating activities refers to our cash flow from operating activities (as computed in accordance with GAAP) adjusted, where applicable, primarily to: add cash distributions that we receive from our investments in unconsolidated real estate joint investments in excess of our equity income; subtract cash distributions that we make to our noncontrolling partners in real estate joint investments that we consolidate; and eliminate changes in working capital. We hold a number of interests in real estate joint investments, and we believe that adjusting our GAAP cash flow provided by operating activities to reflect these actual cash receipts and cash payments, as well as eliminating the effect of timing differences between the payment of certain liabilities and the receipt of certain receivables in a period other than that in which the item is recognized, may give investors additional information about our actual cash flow that is not incorporated in cash flow from operating activities as defined by GAAP.

We believe that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from our core operations as it gives investors important information about our liquidity that is not provided within cash flow from operating activities as defined by GAAP, and we use this measure when evaluating distributions to shareholders.

As we are still in our offering and investment stage, we also consider our expectations as to the yields that may be generated on existing investments and our acquisition pipeline when evaluating distributions to shareholders.

Adjusted cash flow from operating activities for all periods presented is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Cash flow provided by operating activities	**$ 101,515**	$69,518	$35,348
Adjustments:			
Distributions received from equity investments in real estate in excess of equity income, net	**11,925**	1,600	2,265
Distributions paid to noncontrolling interests, net	**(18,991)**	(12,547)	(11,474)
Changes in working capital	**5,047**	(8,929)	(2,735)
Adjusted cash flow from operating activities[(a)]	**$ 99,496**	$49,642	$23,404
DISTRIBUTIONS DECLARED[(b)]	**$ 113,271**	**$70,782**	**$34,361**

(a) During 2011, we made an adjustment to exclude the impact of escrow funds from Adjusted cash flow from operating activities for those escrow funds representing investing and/or financing activities. Adjusted cash flow from operating activities for the years ended December 31, 2010 and 2009 have been adjusted to reflect such reclassifications.

(b) During the years ended December 31, 2011, 2010 and 2009, 88%, 70% and 68%, respectively, of distributions were sourced from Adjusted cash flow from operating activities, with the remainder sourced from offering proceeds. From inception through December 31, 2011, cumulative distributions of $228.2 million, including cash distributions of $116.0 million, were sourced 77% from Adjusted cash flow from operating activities, with the remainder sourced from offering proceeds.

While we believe that Adjusted cash flow from operating activities is an important supplemental measure, it should not be considered an alternative to cash flow from operating activities as a measure of liquidity. This non-GAAP measure should be used in conjunction with cash flow from operating activities as defined by GAAP. Adjusted cash flow from operating activities, or similarly titled measures disclosed by other REITs, may not be comparable to our Adjusted cash flow from operating activities measure.

Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates and equity prices. The primary risks to which we are exposed are interest rate risk and foreign currency exchange risk. We are exposed to further market risk due to concentrations of tenants in particular industries and/or geographic regions. Adverse market risk factors can affect the ability of tenants in a particular industry/region to meet their respective lease obligations. In order to manage this risk, we view our collective tenant roster as a portfolio, and in its investment decisions the advisor attempts to diversify our portfolio so that we are not overexposed to a particular industry or geographic region.

We do not use derivative instruments to hedge credit/market risks or for speculative purposes. From time to time, we may enter into foreign currency derivative contracts to hedge our foreign currency cash flow exposures.

INTEREST RATE RISK

The value of our real estate, related fixed-rate debt obligations and notes receivable is subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions and changes in the creditworthiness of lessees, all of which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the value of our owned assets to decrease. Increases in interest rates may also have an impact on the credit profile of certain tenants.

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap agreements or interest rate cap agreements that effectively convert the variable-rate debt service obligations of the loan to a fixed rate. Interest rate swaps are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period, and interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. These interest rate swaps and caps are derivative instruments designated as cash flow hedges on the forecasted interest payments on the debt obligation. The notional, or face, amount on which the swaps or caps are based is not exchanged. Our objective in using these derivatives is to limit our exposure to interest rate movements. At December 31, 2011, we estimate that the net fair value of our interest rate cap and interest rate swaps, which are included in Other assets, net and Accounts payable, accrued expenses and other liabilities, respectively, in the consolidated financial statements, was in a net liability position of $8.6 million (Note 9).

In connection with the Hellweg Die Profi-Baumarkte GmbH & Co. KG ("Hellweg 2") investment, which we acquired an interest from CPA®:14 in May 2011 (Note 6) and accounted for as equity method investment, the entity obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through this entity, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. This participation right is deemed to be an embedded credit derivative. Based on the valuation obtained at December 31, 2011 and including the effect of foreign currency translation, this embedded credit derivative had a fair value of less than $0.1 million. Amounts provided are the total amounts attributable to the entity and do not represent our proportionate share. Changes in the fair value of the embedded credit derivative are recognized in this entity's earnings.

At December 31, 2011, all of our long-term debt either bore interest at fixed rates, was swapped or capped to a fixed rate or bore interest at fixed rates that were scheduled to convert to then-prevailing market fixed rates at certain points during their term. The annual interest rates on our fixed-rate debt at December 31, 2011 ranged from 3.6% to 8.0%. The annual interest rates on our variable-rate debt at December 31, 2011 ranged from 2.9% to 6.6%. Our debt obligations are more fully described under Financial Condition in Item 7 above. The following table presents principal cash flows based upon expected maturity dates of our debt obligations outstanding at December 31, 2011 (in thousands):

	2012	2013	2014	2015	2016	THEREAFTER	TOTAL	FAIR VALUE
Fixed-rate debt	$17,158	$27,587	$24,975	$58,146	$ 67,887	$577,383	$773,136	$802,315
Variable-rate debt[a]	$ 4,374	$ 4,539	$ 4,656	$ 4,773	$217,596	$146,057	$381,995	$381,994

(a) Inclusive of (i) debt obligations hat have been effectively converted to a fixed-rate through interest rate swap derivative instruments; (ii) a debt obligation that was subject to an interest rate cap; and (iii) debt obligations that bore interest at fixed rates but have interest rate reset features that may change the interest rates to then-prevailing market fixed rates at certain points during their terms.

The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps or caps is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at December 31, 2011 by an aggregate increase of $41.3 million or an aggregate decrease of $42.2 million, respectively.

As more fully described under Financial Condition – Summary of Financing in Item 7 above, a portion of the debt classified as variable-rate debt in the table above bore interest at fixed rates at December 31, 2011 but has interest rate reset features that will change the fixed interest rates to then-prevailing market fixed rates at certain points during their term. This debt is generally not subject to short-term fluctuations in interest rates.

FOREIGN CURRENCY EXCHANGE RATE RISK

We own investments in Europe, and as a result are subject to risk from the effects of exchange rate movements in the Euro and, to a lesser extent, the British Pound Sterling, which may affect future costs and cash flows. Investments denominated in the Euro accounted for approximately 38% of our annualized contractual minimum base rent at December 31, 2011. Although all of our foreign investments through the fourth quarter of 2011 were conducted in these currencies, we are likely to conduct business in other currencies in the future as we seek to invest funds from our offering internationally. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces our overall exposure to the actual equity that we have invested and the equity portion of our cash flow. In addition, we may use currency hedging to further reduce the exposure to our equity cash flow. We are generally a net receiver of these currencies (we receive more cash than we pay out), and therefore our foreign operations benefit from a weaker U.S. dollar, and are adversely affected by a stronger U.S. dollar, relative to the foreign currency.

We recognized net unrealized and realized foreign currency transaction losses of $0.4 million and gains of $6.0 million, respectively, for the year ended December 31, 2011. These losses and gains are included in Other income and (expenses) in the consolidated financial statements and were primarily due to changes in the value of the foreign currency on accrued interest receivable on notes receivable from consolidated subsidiaries.

We enter into foreign currency forward contracts, collars, and put options to hedge certain of our foreign currency cash flow exposures. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency at predetermined prices. A foreign currency put option is the right to sell the currency at a predetermined price. By entering into forward contracts, we are locked into a future currency exchange rate for the term of the contract. A foreign currency collar guarantees that the exchange rate of the currency will not fluctuate beyond the range of the options' strike prices. Protective put options limit our exposure to the movement in foreign currency exchange rates below a strike price.

During 2011, we entered into 12 foreign currency collars and eight foreign currency forward contracts to hedge against a change in the exchange rate of the Euro versus the U.S. dollar. The collars had a total notional amount of $79.8 million, based on the exchange rate of the Euro to the U.S. dollar at December 31, 2011, and placed a floor on the exchange rate of the Euro to the U.S. dollar at $1.40 and a ceiling on that exchange rate ranging from $1.42 to $1.44. One of these collars settled for a gain of $0.6 million during 2011, and the remaining collars have quarterly settlement dates between March 2012 and September 2014. The forward contracts had a total notional amount of $109.3 million, based on the exchange rate of the Euro to the U.S. dollar at December 31, 2011, and a strike price ranging from $1.34 to $1.39. These forward contracts had settlement dates ranging from March 2012 to March 2015.The total estimated fair value of these instruments, which is included in Other assets, net, was $10.9 million at December 31, 2011.

We have obtained mortgage financing in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to U.S. dollars, the change in debt service, as translated to U.S. dollars, will partially offset the effect of fluctuations in revenue and, to some extent, mitigate the risk from changes in foreign currency exchange rates.

Scheduled future minimum rents, exclusive of renewals, under non-cancelable operating leases for our foreign real estate operations during each of the next five years and thereafter, are as follows (in thousands):

LEASE REVENUES[a]	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Euro	$45,839	$45,930	$45,995	$46,021	$46,022	$573,646	$803,453
British pound sterling	5,381	5,380	5,380	5,380	5,381	75,441	102,343
	$51,220	**$51,310**	**$51,375**	**$51,401**	**$51,403**	**$649,087**	**$905,796**

Scheduled debt service payments (principal and interest) for mortgage notes payable for our foreign operations during each of the next five years and thereafter, are as follows (in thousands):

DEBT SERVICE[a] [b]	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Euro	$26,876	$26,963	$26,951	$67,501	$246,414	$126,290	$520,995
British pound sterling	466	465	465	465	13,248	—	15,109
	$27,342	**$27,428**	**$27,416**	**$67,966**	**$259,662**	**$126,290**	**$536,104**

(a) Based on the applicable exchange rate at December 31, 2011. Contractual rents and debt obligations are denominated in the functional currency of the country of each property.

(b) Interest on unhedged variable-rate debt obligations was calculated using the applicable annual interest rates and balances outstanding at December 31, 2011.

As a result of scheduled balloon payments on foreign non-recourse mortgage loans, projected debt service obligations exceed projected lease revenues in 2015 and 2016. Balloon payments totaling $42.3 million and $239.0 million are due on several non-recourse mortgage loans in 2015 and 2016, respectively. We currently anticipate that, by their respective due dates, we will have refinanced certain of these loans, but there can be no assurance that we will be able to do so on favourable terms, if at all. If that has not occurred, we would expect to use our cash resources to make these payments, if necessary.

OTHER

We own stock warrants that were granted to us by lessees in connection with structuring initial lease transactions and that are defined as derivative instruments because they are readily convertible to cash or provide for net settlement upon conversion. Changes in the fair value of these derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. At December 31, 2011, warrants issued to us were classified as derivative instruments and had an aggregate estimated fair value of $1.4 million, which is included in Other assets, net within the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Corporate Property Associates 17 – Global Incorporated

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows present fairly, in all material respects, the financial position of Corporate Property Associates 17 – Global Incorporated and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 22, 2012

Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	DECEMBER 31, 2011	2010
Assets		
Investments in real estate:		
Real estate, at cost	**$1,500,151**	$ 930,404
Operating real estate, at cost	**178,141**	12,177
Accumulated depreciation	**(43,267)**	(16,574)
NET INVESTMENTS IN PROPERTIES	**1,635,025**	926,007
Real estate under construction	**90,176**	53,041
Net investments in direct financing leases	**462,505**	397,006
Equity investments in real estate	**187,067**	50,853
NET INVESTMENTS IN REAL ESTATE	**2,374,773**	1,426,907
Notes receivable	**70,000**	89,560
Cash and cash equivalents	**180,726**	162,745
Intangible assets, net	**334,137**	252,078
Other assets, net	**86,176**	56,965
TOTAL ASSETS	**$3,045,812**	**$1,988,255**
Liabilities and Equity		
Liabilities:		
Non-recourse and limited-recourse debt	**$1,154,254**	$667,478
Accounts payable, accrued expenses and other liabilities	**48,035**	14,719
Prepaid and deferred rental income	**56,029**	27,020
Due to affiliates	**27,747**	21,009
Distributions payable	**32,288**	21,520
TOTAL LIABILITIES	**1,318,353**	751,746
Commitments and contingencies (Note 11)		
Equity:		
CPA®:17 – Global shareholders' equity:		
Preferred stock, $0.001 par value; 50,000,000 shares authorized; none issued	—	—
Common stock, $0.001 par value; 400,000,000 shares authorized; 207,975,777 and 143,231,953 shares issued and outstanding, respectively	**208**	143
Additional paid-in capital	**1,863,227**	1,280,453
Distributions in excess of accumulated earnings	**(157,062)**	(93,446)
Accumulated other comprehensive loss	**(32,601)**	(14,943)
Less, treasury stock at cost, 1,826,959 and 864,991 shares, respectively	**(17,104)**	(8,044)
TOTAL CPA®:17 – GLOBAL SHAREHOLDERS' EQUITY	**1,656,668**	1,164,163
Noncontrolling interests	**70,791**	72,346
TOTAL EQUITY	**1,727,459**	1,236,509
TOTAL LIABILITIES AND EQUITY	**$3,045,812**	**$1,988,255**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	YEARS ENDED DECEMBER 31, 2011	2010	2009
Revenues			
Rental income	**$124,834**	$ 52,233	$ 18,333
Interest income from direct financing leases	**48,474**	40,028	29,117
Other operating income	**2,886**	1,440	153
Interest income	**6,602**	3,545	2,743
Other real estate income	**13,740**	2,217	—
	196,536	99,463	50,346
Operating Expenses			
Depreciation and amortization	**(43,688)**	(14,528)	(5,324)
General and administrative	**(16,585)**	(5,258)	(3,486)
Property expenses	**(19,268)**	(6,991)	(3,314)
Other real estate expenses	**(8,009)**	(1,327)	—
Impairment charges	**70**	—	(23,904)
	(87,480)	(28,104)	(36,028)
Other Income and Expenses			
Income from equity investments in real estate	**5,527**	1,675	1,406
Other income and (expenses)	**6,983**	794	(2,301)
Interest expense	**(51,332)**	(27,860)	(10,823)
	(38,822)	(25,391)	(11,718)
Income from continuing operations before income taxes	**70,234**	45,968	2,600
Provision for income taxes	**(1,042)**	(214)	(420)
INCOME FROM CONTINUING OPERATIONS	**69,192**	45,754	2,180
Discontinued Operations			
Income from operations of discontinued properties	**476**	33	
Gain on sale of real estate	**778**	—	—
Income from discontinued operations	**1,254**	33	—
NET INCOME	**70,446**	45,787	2,180
Less: Net income attributable to noncontrolling interests	**(20,791)**	(15,333)	(9,881)
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS	**$ 49,655**	**$ 30,454**	**$ (7,701)**
Earnings (Loss) Per Share			
Income (loss) from continuing operations attributable to CPA®:17 – Global shareholders	**$ 0.27**	$ 0.27	$ (0.14)
Income from discontinued operations attributable to CPA®:17 – Global shareholders	**0.01**	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS	**$ 0.28**	**$ 0.27**	**$ (0.14)**
WEIGHTED AVERAGE SHARES OUTSTANDING	**175,271,595**	**110,882,448**	**54,376,664**
Amounts Attributable to CPA®:17 – Global Shareholders			
Income (loss) from continuing operations, net of tax	**$ 48,401**	$ 30,421	$ (7,701)
Income from discontinued operations, net of tax	**1,254**	33	—
NET INCOME (LOSS)	**$ 49,655**	**$ 30,454**	**$ (7,701)**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2011	2010	2009
NET INCOME	**$ 70,446**	$ 45,787	$ 2,180
Other Comprehensive Loss:			
Foreign currency translation adjustments	**(12,753)**	(7,438)	(682)
Unrealized loss on derivative instrument	**(5,219)**	(4,375)	(468)
Change in unrealized appreciation on marketable securities	**(15)**	—	—
Impairment loss on CMBS	—	—	(1,505)
	(17,987)	(11,813)	(2,655)
COMPREHENSIVE INCOME (LOSS)	**52,459**	33,974	(475)
Amounts Attributable to Noncontrolling Interests:			
Net income	**(20,791)**	(15,333)	(9,881)
Foreign currency translation adjustments	**220**	778	(166)
Change in unrealized loss on derivative instruments	**109**	994	207
COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	**(20,462)**	(13,561)	(9,840)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS	**$ 31,997**	**$ 20,413**	**$(10,315)**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Equity

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

		CPA®:17 – GLOBAL SHAREHOLDERS							
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	TOTAL OUTSTANDING SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DISTRIBUTIONS IN EXCESS OF ACCUMULATED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	TOTAL CPA®:17 – GLOBAL SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL
BALANCE AT JANUARY 1, 2009	34,625,497	$ 35	$ 310,732	$ (11,056)	$ (2,288)	$ —	$ 297,423	$ 30,074	$ 327,497
Shares issued, net of offering costs	45,244,803	45	404,651				404,696		404,696
Shares issued to affiliates	265,101	2	2,674				2,676		2,676
Contributions from noncontrolling interests							—	103,364	103,364
Distributions declared ($0.6324 per share)				(34,361)			(34,361)		(34,361)
Distributions to noncontrolling interests							—	(71,946)	(71,946)
Net (loss) income				(7,701)			(7,701)	9,881	2,180
Other comprehensive loss:									
Foreign currency translation adjustments					(848)		(848)	166	(682)
Change in unrealized loss on derivative instruments					(261)		(261)	(207)	(468)
Impairment loss on commercial mortgage-backed securities					(1,505)		(1,505)		(1,505)
Repurchase of shares	(248,833)					(2,314)	(2,314)		(2,314)
BALANCE AT DECEMBER 31, 2009	79,886,568	82	718,057	(53,118)	(4,902)	(2,314)	657,805	71,332	729,137
Shares issued, net of offering costs	62,643,431	60	557,835				557,895		557,895
Shares issued to affiliates	453,121	1	4,561				4,562		4,562
Contributions from noncontrolling interests							—	412	412
Distributions declared ($0.6400 per share)				(70,782)			(70,782)		(70,782)
Distributions to noncontrolling interests							—	(12,959)	(12,959)
Net income				30,454			30,454	15,333	45,787
Other comprehensive loss:									
Foreign currency translation adjustments					(6,660)		(6,660)	(778)	(7,438)
Change in unrealized loss on derivative instruments					(3,381)		(3,381)	(994)	(4,375)
Repurchase of shares	(616,158)					(5,730)	(5,730)		(5,730)
BALANCE AT DECEMBER 31, 2010	142,366,962	143	1,280,453	(93,446)	(14,943)	(8,044)	1,164,163	72,346	1,236,509
Shares issued, net of offering costs	63,628,957	63	571,592				571,655		571,655
Shares issued to affiliates	1,114,867	2	11,182				11,184		11,184
Contributions from noncontrolling interests							—	1,197	1,197
Distributions declared ($0.6475 per share)				(113,271)			(113,271)		(113,271)
Distributions to noncontrolling interests							—	(23,214)	(23,214)
Net income				49,655			49,655	20,791	70,446
Other comprehensive loss:									
Foreign currency translation adjustments					(12,533)		(12,533)	(220)	(12,753)
Change in unrealized loss on derivative instruments					(5,110)		(5,110)	(109)	(5,219)
Change in unrealized appreciation on marketable securities					(15)		(15)		(15)
Repurchase of shares	(961,968)					(9,060)	(9,060)		(9,060)
BALANCE AT DECEMBER 31, 2011	206,148,818	$208	$1,863,227	$(157,062)	$(32,601)	$(17,104)	$1,656,668	$ 70,791	$1,727,459

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2011	2010	2009
Cash Flows — Operating Activities			
Net income	**$ 70,446**	$ 45,787	$ 2,180
Adjustments to net income:			
Depreciation and amortization, including intangible assets and deferred financing costs	**46,720**	14,972	5,088
Loss from equity investments in real estate in excess of distributions received	**1,868**	—	326
Issuance of shares to affiliate in satisfaction of fees due	**11,184**	4,562	2,676
Gain on sale of real estate	**(787)**	—	—
Unrealized loss on foreign currency transactions and others	**3**	85	13
Realized (gain) loss on foreign currency transactions and others	**(6,055)**	(777)	2,519
Straight line rent adjustment and amortization of rent related intangibles	**(11,616)**	(4,040)	(3,425)
Settlement of derivative liability	**(5,131)**	—	—
Amortization of discount on commercial mortgage-backed securities	**—**	—	(668)
Impairment charges on net investments in properties and CMBS	**(70)**	—	23,904
Increase in accounts receivable and prepaid expenses	**(2,949)**	(2,430)	(514)
Increase in accounts payable and accrued expenses	**3,621**	5,075	749
Increase in prepaid and deferred rental income	**1,485**	3,868	2,432
(Decrease) increase in due to affiliates	**(2,197)**	3,574	78
Net changes in other operating assets and liabilities	**(5,007)**	(1,158)	(10)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**101,515**	69,518	35,348
Cash Flows — Investing Activities			
Distributions received from equity investments in real estate in excess of equity income	**90,571**	2,761	2,282
Acquisitions of real estate and direct financing leases and other capital expenditures[a]	**(658,546)**	(917,897)	(430,448)
Capital contributions to equity investments in real estate[a]	**(228,519)**	(10,648)	(22,798)
VAT paid in connection with acquisitions of real estate	**(4,592)**	(53,241)	(14,881)
VAT refunded in connection with acquisitions of real estate	**29,336**	40,441	—
Proceeds from sale of real estate	**19,821**	1,690	—
Funds placed in escrow	**(196,291)**	(103,045)	(111,335)
Funds released from escrow	**186,958**	98,502	107,690
Payment of deferred acquisition fees to an affiliate	**(14,455)**	(7,204)	(3,263)
Proceeds from repayment of notes receivable	**49,560**	7,440	—
Investment in securities	**(2,394)**	—	—
Purchase of notes receivable	**(30,000)**	(90,695)	(7,000)
NET CASH USED IN INVESTING ACTIVITIES	**(758,551)**	(1,031,896)	(479,753)

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2011	2010	2009
Cash Flows — Financing Activities			
Distributions paid	**(102,503)**	(60,937)	(27,193)
Contributions from noncontrolling interests	**1,197**	412	103,364
Distributions to noncontrolling interests	**(23,214)**	(12,959)	(71,946)
Scheduled payments of mortgage principal	**(14,136)**	(6,541)	(4,494)
Prepayments of mortgage principal	**—**	(53,017)	—
Proceeds from mortgage financing[b]	**243,517**	425,881	170,805
Funds placed in escrow	**17,919**	7,168	—
Funds released from escrow	**(8,932)**	(3,593)	—
Proceeds from loan from an affiliate	**90,000**	—	—
Repayment of loan from an affiliate	**(90,000)**	—	—
Payment of financing costs and mortgage deposits, net of deposits refunded	**(9,423)**	(4,094)	(4,574)
Proceeds from issuance of shares, net of issuance costs	**575,251**	557,895	404,200
Purchase of treasury stock	**(9,060)**	(5,730)	(2,314)
Net cash provided by financing activities	**670,616**	844,485	567,848
Payment of financing costs and mortgage deposits, net of deposits refunded	**(9,423)**	(4,094)	(4,574)
Proceeds from issuance of shares, net of issuance costs	**575,251**	557,895	404,200
Purchase of treasury stock	**(9,060)**	(5,730)	(2,314)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**670,616**	**844,485**	**567,848**
Change in Cash and Cash Equivalents During the Year			
Effect of exchange rate changes on cash	**4,401**	(916)	(3,458)
Net increase (decrease) in cash and cash equivalents	**17,981**	(118,809)	119,985
Cash and cash equivalents, beginning of year	**162,745**	281,554	161,569
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 180,726**	**$ 162,745**	**$281,554**

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

(a) The cost basis of real estate investments acquired during 2011, 2010, and 2009 including equity investments in real estate, also included deferred acquisition fees payable of $17.4 million, $19.1 million, and $7.6 million, respectively (Note 3).

(b) For 2010, includes the assumption of the seller's limited recourse mortgage of $5.9 million in connection with the acquisition of a hotel.

Consolidated Statements of Cash Flows *(Continued)*

In September 2011, we purchased substantially all of the economic and voting interests in a real estate fund for $164.9 million, based on the exchange rate of the Euro on the date of acquisition (Note 4). This transaction consisted of the acquisition and assumption of certain assets and liabilities, as detailed in the table below (in thousands):

Assets acquired at fair value:	
Investments in real estate	$354,342
Intangible assets, net	57,750
Liabilities assumed at fair value:	
Non-recourse debt	(222,680)
Accounts payable, accrued expenses and other liabilities	(9,050)
Prepaid and deferred rental income	(15,488)
NET ASSETS ACQUIRED	**$164,874**

SUPPLEMENTAL CASH FLOWS INFORMATION (IN THOUSANDS)

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Interest paid, net of amounts capitalized	**$46,722**	$26,275	$10,726
Interest capitalized	**$ 3,543**	$ 315	$ 1,088
Income taxes paid (refunded)	**$ 401**	$ (111)	$ 507

See Notes to Consolidated Financial Statements.

1 | ORGANIZATION AND OFFERING

Organization

CPA®:17 – Global is a publicly owned, non-listed REIT that invests primarily in commercial properties leased to companies domestically and internationally. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. Revenue is subject to fluctuation because of the timing of new lease transactions, lease terminations, lease expirations, contractual rent adjustments, tenant defaults and sales of properties. At December 31, 2011, our portfolio was comprised of our full or partial ownership interests in 307 fully-occupied properties, substantially all of which were triple-net leased to 46 tenants, and totaled approximately 26 million square feet (on a pro rata basis). In addition, we own 44 self-storage properties and retain a fee interest in a hotel property for an aggregate of approximately 3 million square feet (on a pro rata basis). We were formed in 2007 and are managed by the advisor. We conduct substantially all of our investment activities and own all of our assets through our operating partnership, CPA®:17 Limited Partnership. We are a general partner and a limited partner and own approximately a 99.985% capital interest in our operating partnership. Carey Holdings, a subsidiary of WPC, holds a special general partner interest in the operating partnership.

Public Offering

In November 2007, our registration statement on Form S-11 (File No. 333-140842), covering an initial public offering of up to 200,000,000 shares of common stock at $10.00 per share, was declared effective by the SEC. The registration statement also covered the offering of up to 50,000,000 shares of common stock at $9.50 pursuant to our distribution reinvestment and stock purchase plan. Our shares were initially being offered on a "best efforts" basis by Carey Financial and selected other dealers. We commenced our initial public offering in late December 2007. Since inception through the termination of our initial public offering on April 7, 2011, we raised a total of more than $1.5 billion.

In October 2010, we filed a registration statement on Form S-11 (File No. 333-170225) with the SEC for a follow-on offering of up to $1.0 billion of common stock, which was declared effective by the SEC on April 7, 2011, terminating our initial public offering. The registration statement also covers the offering of up to 50,000,000 shares of common stock at $9.50 pursuant to our distribution reinvestment and stock purchase plan. From the beginning of the follow-on offering through December 31, 2011, we raised $418.7 million. There can be no assurance that we will successfully sell the full number of shares registered.

We intend to use the net proceeds of these offerings to acquire, own and manage a portfolio of commercial properties leased to a diversified group of companies primarily on a single tenant net lease basis.

2 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements reflect all of our accounts, including those of our majority-owned and/or controlled subsidiaries. The portion of equity in a subsidiary that is not attributable, directly or indirectly, to us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

We have investments in tenancy-in-common interests in various domestic and international properties. Consolidation of these investments is not required as they do not qualify as VIEs and do not meet the control requirement required for consolidation. Accordingly, we account for these investments using the equity method of accounting. We apply the equity method of accounting because the shared decision-making involved in a tenancy-in-common interest investment creates an opportunity for us to have significant influence on the operating and financial decisions of these investments and thereby creates some responsibility by us for a return on our investment. Additionally, we own interests in single-tenant net leased properties leased to corporations through noncontrolling interests in partnerships and limited liability companies that we do not control but over which we exercise significant influence. We account for these investments under the equity method of accounting. At times the carrying value of our equity investments may fall below zero for certain investments. We intend to fund our share of the investments' future operating deficits should the need arise. However, we have no legal obligation to pay for any of the liabilities of such investments nor do we have any legal obligation to fund operating deficits.

Because we conduct our investment activities and own all of our assets through the operating partnership, substantially all of the assets and liabilities presented in our consolidated balance sheets are attributable to the operating partnership. The following table presents amounts included in the consolidated balance sheets that are not attributable to the operating partnership but rather are attributable to CPA®:17 – Global, the primary beneficiary of the operating partnership (in thousands):

	YEARS ENDED DECEMBER 31, 2011	2010
Assets:		
Cash and cash equivalents not attributable to consolidated VIE	**$ 7,585**	$ 2,502
Other assets, net not attributable to consolidated VIE	**2,811**	1,038
TOTAL ASSETS NOT ATTRIBUTABLE TO VIE	**$ 10,396**	**$ 3,540**
Liabilities:		
Due to affiliates not attributable to consolidated VIE	**$ (1,044)**	$ (408)
Distributions payable not attributable to consolidated VIE	**(32,288)**	(21,520)
TOTAL LIABILITIES NOT ATTRIBUTABLE TO VIE	**$(33,332)**	**$(21,928)**

Because we generally utilize non-recourse debt, our maximum exposure to the operating partnership is limited to the equity we have in the operating partnership. We have not provided financial or other support to the operating partnership, and there were no guarantees or other commitments from third parties that would affect the value of or risk related to our interest in this entity.

Out-of-Period Adjustment

During 2011, we identified several errors in the consolidated financial statements related to 2008 through 2010. These errors were primarily attributable to the misapplication of guidance in accounting for and clerical errors related to amendments and adjustments to direct finance leases and the capitalization of maintenance expenses. We concluded that these adjustments were not material to our results for this or any of the prior periods, and as such, we recorded out-of-period adjustments to decrease our income from operations by $0.6 million and a reduction to impairment charges of $0.1 million.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year presentation. The consolidated financial statements included in this Report have been retrospectively adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented.

Purchase Price Allocation

In accordance with the revised guidance for business combinations, we determine whether a transaction or other event is a business combination which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under the acquisition method, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity, as well as recognizing and measuring goodwill or a gain from a bargain purchase. Additionally, we immediately expense acquisition-related costs and fees associated with business combinations.

When we acquire properties accounted for as operating leases, we allocate the purchase costs to the tangible and intangible assets and liabilities acquired based on their estimated fair values. We determine the value of the tangible assets, consisting of land and buildings, as if vacant, and record intangible assets, including the above-market and below-market value of leases, the value of in-place leases and the value of tenant relationships, at their relative estimated fair values. See Real Estate Leased to Others and Depreciation below for a discussion of our significant accounting policies related to tangible assets. We include the value of below-market leases in Prepaid and deferred rental income and security deposits in the consolidated financial statements.

We record above-market and below-market lease values for owned properties based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) our estimate of fair market lease rates for the property or equivalent property, both of which are measured over a period equal to the estimated market lease term. We amortize the capitalized above-market lease value as a reduction of rental income over the estimated market lease term. We amortize the capitalized below-market lease value as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We allocate the total amount of other intangibles to in-place lease values and tenant relationship intangible values based on our evaluation of the specific characteristics of each tenant's lease and our overall relationship with each tenant. The characteristics we consider in allocating these values include estimated market rent, the nature and extent of the existing relationship with the tenant, the expectation of lease renewals, estimated carrying costs of the property if vacant and estimated costs to execute a new lease, among other factors. We determine these values using our estimates or by relying in part upon third-party appraisals. We amortize the capitalized value of in-place lease intangibles to expense over the remaining initial term of each lease. We amortize the capitalized value of tenant relationships to expense over the initial and expected renewal terms of the lease. No amortization period for intangibles will exceed the remaining depreciable life of the building.

If a lease is terminated, we charge the unamortized portion of above-market and below-market lease values to lease revenues and in-place lease and tenant relationship values to amortization expenses.

Real Estate and Operating Real Estate

We carry land and buildings and personal property at cost less accumulated depreciation. We capitalize renewals and improvements, while we expense replacements, maintenance and repairs that do not improve or extend the lives of the respective assets as incurred.

Real Estate Under Construction

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed. We capitalize interest by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated qualifying expenditures for properties under construction during the period.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money market funds. Our cash and cash equivalents are held in the custody of several financial institutions, and these balances, at times, exceed federally insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

Notes Receivable

For investments in mortgage notes and loan participations, the loans are initially reflected at acquisition cost, which consists of the outstanding balance, net of the acquisition discount or premium. We amortize any discount or premium as an adjustment to increase or decrease, respectively, the yield realized on these loans over the life of the loan. As such, differences between carrying value and principal balances outstanding do not represent embedded losses or gains as we generally plan to hold such loans to maturity.

Commercial Mortgage Backed Securities

We have CMBS investments that were designated as securities held to maturity on the date of acquisition, in accordance with current accounting guidance. We carry these securities held to maturity at cost, net of unamortized premiums and discounts, which are recognized in interest income using an effective yield or "interest" method, and assess them for other-than-temporary impairment on a quarterly basis.

Other Assets and Other Liabilities

We include VAT receivable; deferred costs incurred in connection with potential investment opportunities; derivative instruments; escrow balances held by lenders; accrued rents receivable; prepaid expenses and deferred charges in Other assets, net. We include deferred rental income and miscellaneous amounts held on behalf of tenants in Other liabilities. Deferred charges are costs incurred in connection with mortgage financings and refinancings that are amortized over the terms of the mortgages and included in Interest expense in the consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents that vary during the lease term, and rent recognized on a straight-line basis. Deferred rental income also includes rental income received while real estate is under construction.

Deferred Acquisition Fees Payable to Affiliate

Fees payable to the advisor for structuring and negotiating investments and related mortgage financing on our behalf are included in Due to affiliates. A portion of these fees is payable in equal annual instalments each quarter following the quarter on which a property was purchased. Payment of such fees is subject to the performance criterion (Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Offering Costs

During the offering period, we accrue costs incurred in connection with the raising of capital as deferred offering costs. Upon receipt of offering proceeds, we charge the deferred costs to equity and reimburse the advisor for costs incurred (Note 3). Such reimbursements will not exceed regulatory cost limitations.

Real Estate Leased to Others

We lease real estate to others primarily on a triple-net leased basis whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. We charge expenditures for maintenance and repairs, including routine betterments, to operations as incurred. We capitalize significant renovations that increase the useful life of the properties. For the years ended December 31, 2011, 2010 and 2009, although we are legally obligated for the payment, pursuant to our lease agreements with our tenants, lessees were responsible for the direct payment to the taxing authorities of real estate taxes of $9.5 million, $3.9 million and $1.7 million, respectively.

We diversify our real estate investments among various corporate tenants engaged in different industries, by property type and by geographic area (Note 9). Substantially all of our leases provide for either scheduled rent increases, periodic rent adjustments based on formulas indexed to changes in the CPI or similar indices or percentage rents. CPI-based adjustments are contingent on future events and are therefore not included in straight-line rent calculations. We recognize rents from percentage rents as reported by the lessees, which is after the level of sales requiring a rental payment to us is reached. Percentage rents were insignificant for the periods presented.

We account for leases as operating or direct financing leases as described below:

Operating leases — We record real estate at cost less accumulated depreciation; we recognize future minimum rental revenue on a straight-line basis over the term of the related leases and charge expenses (including depreciation) to operations as incurred (Note 4).

Direct financing method — We record leases accounted for under the direct financing method at their net investment (Note 5). We defer and amortize unearned income to income over the lease term so as to produce a constant periodic rate of return on our net investment in the lease.

On an ongoing basis, we assess our ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because we have a limited number of lessees (25 lessees represented 96% of lease revenues during 2011), we believe that it is necessary to evaluate the collectability of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. Therefore, in evaluating our provision for uncollected rents and other tenant receivables, we evaluate actual past due amounts and make subjective judgments as to the collectability of those amounts based on factors including, but not limited to, our knowledge of a lessee's circumstances, the age of the receivables, the tenant's credit profile and prior experience with the tenant. Even if a lessee has been making payments, we may reserve for the entire receivable amount if we believe there has been significant or continuing deterioration in the lessee's ability to meet its lease obligations.

Asset Retirement Obligations

Asset retirement obligations relate to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period and the capitalized cost is depreciated over the estimated remaining life of the related long-lived asset. Revisions to estimated retirement obligations result in adjustments to the related capitalized asset and corresponding liability.

In order to determine the fair value of the asset retirement obligations, we make certain estimates and assumptions including, among other things, projected cash flows, the borrowing interest and an assessment of market conditions that could significantly impact the estimated fair value. These estimates and assumptions are subjective.

Interest Capitalized in Connection with Real Estate Under Construction

Operating real estate is stated at cost less accumulated depreciation. Interest directly related to build-to-suit projects is capitalized. Interest capitalized in 2011, 2010 and 2009 was $3.5 million, $0.3 million, and $1.1 million, respectively. We consider a build-to-suit project as substantially completed upon the completion of improvements. If portions of a project are substantially completed and occupied and other portions have not yet reached that stage, the substantially completed portions are accounted for separately. We allocate costs incurred between the portions under construction and the portions substantially completed and only capitalize those costs associated with the portion under construction. We do not have a credit facility and determine an interest rate to be applied for capitalizing interest based on an average rate on our outstanding non-recourse mortgage debt.

Depreciation

We compute depreciation of building and related improvements using the straight-line method over the estimated useful lives of the properties or improvements, which range from seven to 40 years. We compute depreciation of tenant improvements using the straight-line method over the lesser of the remaining term of the lease or the estimated useful life.

Impairments

We periodically assess whether there are any indicators that the value of our long-lived assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, the vacancy of a property that is not subject to a lease; a lease default by a tenant that is experiencing financial difficulty; the termination of a lease by a tenant or the rejection of a lease in a bankruptcy proceeding. We may incur impairment charges on long-lived assets, including real estate, direct financing leases, assets held for sale and equity investments in real estate. We may also incur impairment charges on marketable securities. Our policies for evaluating whether these assets are impaired are presented below.

Real Estate

For real estate assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property to the future net undiscounted cash flow that we expect the property will generate, including any estimated proceeds from the eventual sale of the property. The undiscounted cash flow analysis requires us to make our best estimate of market rents, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. If the future net undiscounted cash flow of the property is less than the carrying value, the property is considered to be impaired. We then measure the loss as the excess of the carrying value of the property over its estimated fair value.

Direct Financing Leases

We review our direct financing leases at least annually to determine whether there has been an other-than-temporary decline in the current estimate of residual value of the property. The residual value is our estimate of what we could realize upon the sale of the property at the end of the lease term, based on market information. If this review indicates that a decline in residual value has occurred that is other-than-temporary, we recognize an impairment charge and revise the accounting for the direct financing lease to reflect a portion of the future cash flow from the lessee as a return of principal rather than as revenue. While we evaluate direct financing leases if there are any indicators that the residual value may be impaired, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met.

Assets Held for Sale

We classify real estate assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we calculate its estimated fair value as the expected sale price, less expected selling costs. We then compare the asset's estimated fair value to its carrying value, and if the estimated fair value is less than the property's carrying value, we reduce the carrying value to the estimated fair value. We will continue to review the property for subsequent changes in the estimated fair value, and may recognize an additional impairment charge if warranted.

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used, or (ii) the estimated fair value at the date of the subsequent decision not to sell.

Equity Investments in Real Estate

We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent impairment has occurred, we measure the charge as the excess of the carrying value of our investment over its estimated fair value, which is determined by multiplying the estimated fair value of the underlying entity's net assets by our ownership interest percentage.

Commercial Mortgage-Backed Securities

We have CMBS investments that are designated as securities held to maturity. On a quarterly basis, we evaluate our CMBS to determine if they have experienced an other-than temporary decline in value. In our evaluation, we consider, among other items, the significance of the decline in value compared to the cost basis; underlying factors contributing to the decline in value, such as delinquencies and expectations of credit losses; the length of time the market value of the security has been less than its cost basis; expected market volatility and market and economic conditions; advice from dealers; and our own experience in the market.

Under current authoritative accounting guidance, if the debt security's market value is below its amortized cost and we either intend to sell the security or it is more likely than not that we will be required to sell the security before its anticipated recovery, we record the entire amount of the other-than-temporary impairment charge in earnings.

We do not intend to sell our CMBS investments, and we do not expect that it is more likely than not that we will be required to sell these investments before their anticipated recovery. We perform an additional analysis to determine whether we expect to recover our amortized cost basis in the investment. If we have determined that a decline in the estimated fair value of our CMBS investments has occurred that is other-than-temporary and we do not expect to recover the entire amortized cost basis, we calculate the total other-than-temporary impairment charge as the difference between the CMBS investments' carrying value and their estimated fair value. We then separate the other-than-temporary impairment charge into the noncredit loss portion and the credit loss portion. We determine the noncredit loss portion by analyzing the changes in spreads on high credit quality CMBS securities as compared with the changes in spreads on the CMBS securities being analyzed for other-than-temporary impairment. We generally perform this analysis over a time period from the date of acquisition of the debt securities through the date of the analysis. Any resulting loss is deemed to represent losses due to the illiquidity of the debt securities and is recorded as the noncredit loss portion. We then measure the credit loss portion of the other-than-temporary impairment as the residual amount of the other-than-temporary impairment. We record the noncredit loss portion as a separate component of Other comprehensive loss in equity and the credit loss portion in earnings.

Following recognition of the other-than-temporary impairment, the difference between the new cost basis of the CMBS investments and cash flows expected to be collected is accreted to Interest income from CMBS over the remaining expected lives of the securities.

Assets Held for Sale

We classify assets that are accounted for as operating leases as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. Assets held for sale are recorded at the lower of carrying value or estimated fair value, which is generally calculated as the expected sale price, less expected selling costs. The results of operations and the related gain or loss on sale of properties that have been sold or that are classified as held for sale are included in discontinued operations (Note 15).

If circumstances arise that we previously considered unlikely and, as a result, we decide not to sell a property previously classified as held for sale, we reclassify the property as held and used. We measure and record a property that is reclassified as held and used at the lower of (i) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (ii) the estimated fair value at the date of the subsequent decision not to sell.

We recognize gains and losses on the sale of properties when, among other criteria, we no longer have continuing involvement, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

Foreign Currency

Translation

We have interests in real estate investments and interest in properties in Europe. The functional currencies for these investments are primarily the Euro and, to a lesser extent, the British pound sterling. We perform the translation from these local currencies to the U.S. dollar for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. We report the gains and losses resulting from this translation as a component of Other comprehensive income in equity. At December 31, 2011 and 2010, the cumulative foreign currency translation adjustments were losses of $22.3 million and $9.8 million, respectively.

Transaction Gains or Losses

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is an unrealized foreign currency transaction gain or loss that generally will be included in the determination of net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later) realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in our financial statements are not included in determining net income are accounted for in the same manner as foreign currency translation adjustments and reported as a component of Other comprehensive income in equity.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a fair value hedge, the change in the fair value of the derivative is offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. For a derivative designated and that qualified as a net investment hedge, the effective portion of the change in the fair value and/or the net settlement of the derivative are reported in Other comprehensive income or loss as part of the cumulative foreign currency translation adjustment. The ineffective portion of the change in fair value of the derivative is recognized directly in earnings. Amounts are reclassified out of Other comprehensive income or loss into earnings when the hedged investment is either sold or substantially liquidated.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our shareholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to shareholders. Accordingly, no provision for federal income taxes is included in the consolidated financial statements with respect to these operations. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to meet the requirements for taxation as a REIT.

We conduct business in various states and municipalities within the U.S. and Europe and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes and a provision for such taxes is included in the consolidated financial statements.

Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which we believe could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50 percent likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

Earnings (Loss) Per Share

We have a simple equity capital structure with only common stock outstanding. As a result, earnings (loss) per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

Future Accounting Requirements

The following ASUs promulgated by FASB are applicable to us in future reports, as indicated:

ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the FASB issued an update to ASC 820, Fair Value Measurements. The amendments in the update explain how to measure fair value and do not require additional fair value measurements, nor are they intended to establish valuation standards or affect valuation practices outside of financial reporting. These new amendments will impact the level of information we provide, particularly for level 3 fair value measurements and the measurement's sensitivity to changes in unobservable inputs, our use of a nonfinancial asset in a way that differs from that asset's highest and best use, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed. These amendments are expected to impact the form of our disclosures only, are applicable to us prospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-05 and ASU 2011-12, Presentation of Comprehensive Income — In June and December 2011, the FASB issued updates to ASC 220, *Comprehensive Income*. The amendments in the initial update change the reporting options applicable to the presentation of other comprehensive income and its components in the financial statements. The initial update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. Additionally, the initial update requires the consecutive presentation of the statement of net income and other comprehensive income. Finally, the initial update required an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income; however, the update issued in December 2011 tabled this requirement for further deliberation. These amendments impact the form of our disclosures only, are applicable to us retrospectively and are effective for our interim and annual periods beginning in 2012.

ASU 2011-10, Derecognition of in Substance Real Estate - a Scope Clarification — In December 2011, the FASB issued an update to clarify that when a parent (reporting entity) ceases to have a controlling financial interest (as described in ASC subtopic 810-10, *Consolidation*) in a subsidiary that is in substance real estate as a result of default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance in subtopic 360-20, *Property, Plant and Equipment*, to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. Under this new guidance, even if the reporting entity ceases to have a controlling financial interest under subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary's operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. This amendment is applicable to us prospectively for deconsolidation events occurring after June 15, 2012 and will impact the timing in which we recognize the impact of such transactions, which may be material, within our results of operations.

ASU 2011-11, Disclosures about Offsetting Assets and Liabilities — In December 2011, the FASB issued an update to ASC 210, *Balance Sheet*, which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. This standard will be effective for our fiscal quarter beginning January 1, 2014 with retrospective application required. We do not expect the adoption will have a material impact on our statement of financial position.

3 | AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES

Transactions with the Advisor

We have an advisory agreement with the advisor whereby the advisor performs certain services for us for a fee. The agreement that is currently in place is scheduled to expire on the earlier of September 30, 2012 or the closing of the proposed merger between our advisor and CPA®:15, which was announced on February 21, 2012. Under the terms of this agreement, the advisor manages our day-to-day operations, for which we pay the advisor asset management fees and certain cash distributions, and structures and negotiates the purchase and sale of investments and debt placement transactions for us, for which we pay the advisor structuring and subordinated disposition fees. In addition, we reimburse the advisor for organization and offering costs incurred in connection with our offering and for certain administrative duties performed on our behalf. We also have certain agreements with joint investments. The following tables present a summary of fees we paid and expenses we reimbursed to the advisor in accordance with the advisory agreement (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Amounts included in operating expenses:			
Asset management fees	**$13,435**	$ 5,050	$ 2,477
Distribution of available cash	**9,378**	4,468	2,160
Personnel reimbursements	**2,258**	915	371
Office rent reimbursements	**411**	165	75
	$25,482	**$10,598**	**$ 5,083**
Transaction fees incurred:			
Current acquisition fees	**$24,559**	$24,808	$ 9,547
Deferred acquisition fees	**17,398**	19,101	7,637
	$41,957	**$43,909**	**$17,184**

	DECEMBER 31, 2011	DECEMBER 31, 2010
Unpaid transaction fees:		
Deferred acquisition fees	**$22,748**	$19,809
Subordinated disposition fees	**202**	—
	$22,950	**$19,809**

Asset Management Fees and Distribution of Available Cash

We pay the advisor asset management fees ranging from 0.5% of average market value for long-term net leases and certain other types of real estate investments to 1.75% of average equity value for certain types of securities. The asset management fees are payable in cash or restricted shares of our common stock at the option of the advisor. If the advisor elects to receive all or a portion of its fees in restricted shares, the number of restricted shares issued is determined by dividing the dollar amount of fees by our most recently published NAV per share as approved by our board of directors, which was our $10.00 offering price at December 31, 2011. For the years ended December 31, 2011, 2010 and 2009, the advisor elected to receive our asset management fees in shares of our common stock. At December 31, 2011, the advisor owned 1,909,872 shares (less than 1%) of our common stock. We also pay the advisor, depending on the type of investments we own, up to 10% of distributions of available cash of the operating partnership, which is defined as cash generated from operations, excluding capital proceeds, as reduced by operating expenses and debt service, excluding prepayments and balloon payments.

Personnel and Office Rent Reimbursements

We reimburse the advisor for various expenses it incurs in the course of providing services to us. We reimburse certain third-party expenses paid by the advisor on our behalf, including property-specific costs, professional fees, office expenses and business development expenses. In addition, we reimburse the advisor for the allocated costs of personnel and overhead in providing management of our day-to-day operations, including accounting services, shareholder services, corporate management, and property management and operations. We do not reimburse the advisor for the cost of personnel if these personnel provide services for transactions for which the advisor receives a transaction fee, such as acquisitions, dispositions and refinancings. Personnel and office rent reimbursements are included in General and administrative expenses in the consolidated financial statements.

The advisor is obligated to reimburse us for the amount by which our operating expenses exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year our operating expenses exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse us for such excess, subject to certain conditions. If our independent directors find that the excess expenses were justified based on any unusual and nonrecurring factors that they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that the reimbursement would not cause our operating expenses to exceed this limit in any such year. We will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management fees at such time that a reimbursement is fixed, determinable and irrevocable. Our operating expenses have not exceeded the amount that would require the advisor to reimburse us.

Transaction Fees

We pay the advisor acquisition fees for structuring and negotiating investments and related mortgage financing on our behalf, a portion of which is payable upon acquisition of investments with the remainder subordinated to a preferred return. The preferred return is a non-compounded cumulative distribution return of 5% per annum (based initially on our invested capital). Acquisition fees payable to the advisor with respect to our long-term net lease investments may be up to an average of 4.5% of the total cost of those investments and are comprised of a current portion of 2.5%, typically paid when the investment is purchased, and a deferred portion of 2%, typically paid over three years, once the preferred return criterion has been met. For certain types of non-long term net lease investments, initial acquisition fees may range from 0% to 1.75% of the equity invested plus the related acquisition fees, with no portion of the fee being deferred. During the years ended December 31, 2011, 2010 and 2009, we made payments of deferred acquisition fees to the advisor totaling $14.5 million, $7.2 million, and $3.3 million, respectively. Unpaid installments of deferred acquisition fees are included in Due to affiliates in the consolidated financial statements.

The advisor may also receive subordinated disposition fees of up to 3% of the contract sales price of an investment for services provided in connection with a disposition; however, payment of such fees is subordinated to a preferred return.

Organization and Offering Expenses

We are liable for expenses incurred in connection with the offering of our securities. These expenses are deducted from the gross proceeds of our offering. Total organization and offering expenses, including underwriting compensation, will not exceed 15% of the gross proceeds of our offering. Under the terms of a sales agency agreement between Carey Financial and us, Carey Financial receives a selling commission of up to $0.65 per share sold, a selected dealer fee of up to $0.20 per share sold and a wholesaling fee of up to $0.15 per share sold. Carey Financial will re-allow all or a portion of selling commissions to selected dealers participating in the offering and may re-allow up to the full selected dealer fee to the selected dealers. Total underwriting compensation paid in connection with our offering, including selling commissions, the selected dealer fee, the wholesaling fee and reimbursements made by Carey Financial to selected dealers and investment advisors, cannot exceed the limitations prescribed by FINRA. The limit on underwriting compensation is currently 10% of gross offering proceeds. We may also reimburse Carey Financial up to an additional 0.5% of offering proceeds for bona fide due diligence expenses. We reimburse the advisor or one of its affiliates for other organization and offering expenses (including, but not limited to, filing fees, legal, accounting, printing and escrow costs). The advisor has agreed to be responsible for the payment of organization and offering expenses (excluding selling commissions, selected dealer fees and wholesaling fees) that exceed 4% of the gross offering proceeds.

The total costs paid by the advisor and its affiliates in connection with the organization and offering of our securities were $17.6 million from inception through December 31, 2011, of which $17.0 million had been reimbursed as of December 31, 2011. Unpaid costs are included in Due to affiliates in the consolidated financial statements. During the offering period, we accrue costs incurred in connection with the raising of capital as deferred offering costs. Upon receipt of offering proceeds and reimbursement to the advisor for costs incurred, we charge the deferred costs to equity. Such reimbursements will not exceed regulatory cost limitations as described above.

Other Transaction with the Advisor

In February 2011, we borrowed $90.0 million at an annual interest rate of 1.15% from the advisor to fund the acquisition of an investment that purchased properties from C1000 (Note 6). We repaid this loan on April 8, 2011, the maturity date. In connection with this loan, we paid the advisor interest of $0.2 million during the year ended December 31, 2011.

Jointly Owned Investments and Other Transactions with Affiliates

Together with certain affiliates, we participate in an entity that leases office space used for the administration of our operations. This entity does not have any significant assets, liabilities or operations other than its interest in the office lease. Under the terms of an office cost-sharing agreement among the participants in this entity, rental, occupancy and leasehold improvement costs are allocated among the participants based on gross revenues and are adjusted quarterly. Based on current gross revenues, our current share of future minimum lease payments under this agreement would be $0.6 million annually through 2016; however, we anticipate that our share of future annual minimum lease payments will increase significantly as we continue to invest the proceeds of our offering.

We own interests in entities ranging from 12% to 85%, as well as a jointly-controlled tenancy-in-common interest in properties, with the remaining interests generally held by affiliates. We consolidate certain of these entities and account for the remainder under the equity method of accounting.

On May 2, 2011, we purchased interests in three investments, the Hellweg 2 investment, the U-Haul Moving Partners, Inc. and Mercury Partners, LP ("U-Haul") investment and the Dick's Sporting Goods, Inc. ("Dick's") investment, from one of our affiliates, CPA®:14, for an aggregate purchase price of $55.7 million (Note 6). The acquisitions were made pursuant to an agreement entered into between us and CPA®:14 in December 2010 and were conditioned upon completion of the CPA®:14/16 Merger. The purchase price was based on the appraised values of the underlying investment properties and the non-recourse mortgage debt on the properties. In connection with this acquisition, we recorded basis differences totaling $27.4 million, which represents our share of the excess of the fair value of the underlying investment properties and related mortgage loans over their respective carrying values, to be amortized into equity earnings over the remaining lives of the properties and mortgage loans. As part of the acquisition, we also purchased from CPA®:14 certain warrants, which were granted by Hellweg 2 to CPA®:14 in connection with the initial lease transaction, for a total cost of $1.6 million, which is based on the fair value of the warrants on the date of acquisition. These warrants give us participation rights to any distributions made by Hellweg 2. In addition, we are entitled to a cash distribution that equates to a certain percentage of the liquidity event price of Hellweg 2, should a liquidity event occur. Because these warrants are readily convertible to cash and provide for net cash settlement upon conversion, we account for them as derivative instruments, which are measured at fair value and record them as assets, with the changes in the fair value recognized in earnings.

4 | NET INVESTMENTS IN PROPERTIES AND REAL ESTATE UNDER CONSTRUCTION

Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and which are subject to operating leases, is summarized as follows (in thousands):

	DECEMBER 31, 2011	2010
Land	**$ 390,445**	$242,145
Buildings	**1,109,706**	688,259
Less: Accumulated depreciation	**(40,522)**	(16,274)
	$1,459,629	**$914,130**

Acquisitions of Real Estate

2011 — In September 2011, we entered into an investment in Italy whereby we purchased substantially all of the economic and voting interests in a real estate fund that owns 20 cash and carry retail stores located throughout Italy for a total cost of $395.5 million, including net lease intangible assets of $42.3 million. As this acquisition was deemed to be a real estate asset acquisition under current authoritative accounting guidance, we capitalized acquisition-related fees and expenses of $21.4 million. In connection with this investment, we assumed $222.7 million of indebtedness (Note 10). Amounts are based on the exchange rate of the Euro on the date of acquisition. The retail stores are leased to Metro, and Metro AG, its German parent company, has guaranteed Metro's obligations under the leases. The purchase price was allocated to the assets acquired and liabilities assumed, based upon their preliminary fair values. The following table summarizes the fair values of the assets acquired and liabilities assumed in the acquisition (in thousands).

Assets acquired at fair value:	
Investments in real estate	$ 354,342
Intangible assets, net	57,750
Liabilities assumed at fair value:	
Non-recourse debt	(222,680)
Accounts payable, accrued expenses and other liabilities	(9,050)
Prepaid and deferred rental income	(15,488)
NET ASSETS ACQUIRED	**$ 164,874**

During the year ended December 31, 2011, we also entered into the following investments, which were classified as operating leases, at a total cost of $179.1 million, including net lease intangible assets totaling $43.2 million and acquisition-related costs and fees:

- a domestic investment for $99.6 million with Terminal Freezers, LLC for three cold storage facilities;
- an investment in Croatia for $32.7 million with Agrokor d.d. ("Agrokor") for a retail property. We are also committed to fund up to $23.6 million for the construction of two additional related retail properties (see Real Estate Under Construction, below). Amounts are based on the exchange rate of the Euro and the Croatian Kuna on the date of acquisition;
- a domestic investment for $32.1 million with Harbor Freight Tools USA, Inc. for a distribution facility;
- a domestic parcel of land in the U.S. for $7.4 million that is leased to a developer for the construction of a restaurant; and
- three domestic follow-on transactions in existing investments for total costs of $7.4 million, excluding a tenant-funded improvement of $9.0 million. We recorded an additional $3.1 million related to one of these investments as net investments in direct financing leases (Note 5).

In connection with these investments, which we deemed to be real estate asset acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $8.9 million.

In addition, during 2011, we entered into a domestic investment for $32.7 million with IShops, LLC for a hotel property. This hotel property is expected to be demolished during 2012 for the construction of a shopping center, which includes a Walgreens store. We are also committed to fund up to $36.9 million for the construction of the shopping center (see Real Estate Under Construction, below). As this transaction was accounted for as a business combination under current accounting guidance, we expensed acquisition-related costs and fees of $1.2 million.

2010 — During 2010, we entered into the following investments, which were classified as operating leases, at a total cost of $818.2 million, including net lease intangible assets totaling $207.3 million:

- ten domestic investments totaling $446.2 million, including investments with CARQUEST, J.P. Morgan Chase N.A. ("J.P. Morgan Chase") and Flint River Services, LLC ("Flint River") totaling $240.7 million, $57.2 million and $52.4 million, respectively. In addition to the domestic portion of the CARQUEST transaction above, we also acquired two distribution centers in Canada at a total cost of $19.0 million. We recorded an additional $22.5 million related to one of these investments as net investments in direct financing leases (Note 5);
- two investments with Agrokor in Croatia for $151.4 million primarily denominated in the Euros, with a portion denominated in the Croatian Kuna. We recorded an additional $13.4 million related to these investments as net investments in direct financing leases (Note 5);
- three investments in Spain aggregating $189.5 million denominated in the Euro, including two transactions with Eroski totaling $76.9 million, one of which was the second tranche of an investment that we completed in the fourth quarter of 2009, and an investment with Sogecable totaling $112.6 million; and
- one investment in the United Kingdom for $12.1 million denominated in the British Pound Sterling. We classified an additional $24.5 million of this investment as net investments in direct financing leases (Note 5).

In connection with these investments, which we deemed to be real estate acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $45.0 million.

Operating Real Estate

Operating real estate, which consists of our one hotel and 44 self-storage operations, at cost, is summarized as follows (in thousands):

	DECEMBER 31,	
	2011	2010
Land	**$ 43,950**	$ 1,330
Buildings	**132,478**	10,483
Furniture, fixtures, and equipment	**1,713**	364
Less: Accumulated depreciation	**(2,745)**	(300)
	$175,396	**$11,877**

Acquisitions of Operating Real Estate

2011 — During the year ended December 31, 2011, we acquired 43 self-storage properties throughout the U.S. from A-American Self Storage in several separate transactions for a total cost of $165.9 million, including net lease intangible assets of $13.4 million. In addition, we acquired an unrelated domestic self storage property for $3.4 million, including net lease intangible assets of $0.1 million. As these acquisitions were deemed to be business combinations under current authoritative accounting guidance, we expensed the acquisition-related fees and expenses totaling $6.2 million, which are included in General and administrative expenses in the consolidated financial statements.

2010 — In May 2010, we acquired a 106-suite select service hotel in Hillsboro, Oregon. We purchased the fee interest in the hotel with no third-party lessee. We have been granted a franchise license agreement to operate the property as a SpringHill Suites by Marriott. The hotel is managed by third parties, who receive management fees and a performance-based carried interest in the property. The total cost of acquiring the property, including acquisition fees and expenses, was $14.6 million, including a $1.2 million commitment to fund property improvements. As this acquisition was deemed a business combination, we expensed the acquisition-related costs and fees of $0.8 million, which are included in General and administrative expenses in the consolidated financial statements. In connection with this acquisition, we assumed the seller's limited recourse mortgage loan with a principal balance of approximately $5.9 million at the date of closing. The loan has a fixed annual interest rate of 6.58% and matures in September 2016. We also committed to the funding of certain property improvements (see Real Estate Under Construction below).

Real Estate Under Construction

2011 — During the year ended December 31, 2011, we entered into 13 build-to-suit projects, which consisted of the following:

- one domestic project with a developer, IShops LLC, for the construction of a shopping center, which includes a Walgreens store, for a total cost of up to $72.5 million, of which we funded $35.6 million primarily related to the land described above;
- one project with Agrokor for the construction of two retail properties in Croatia for a total cost of up to $23.6 million, of which we funded $19.2 million and place one property with assets totaling $13.3 million into service, which are now classified as Real estate. Amounts are based on the exchange rate of the Euro and the Croatian Kuna on the date of the acquisition;
- one domestic project with ICF International Inc. for the construction of an office facility for a total cost of up to $14.8 million, of which we funded $9.8 million;
- nine domestic projects with Dollar General Corp. for a total cost of up to $9.1 million, of which we funded $8.4 million and placed $8.1 million into service, which are now classified as Real estate; and
- one domestic project with Faurecia USA Holdings, Inc. for the construction of a manufacturing facility for a total cost of up to $6.8 million, of which we funded $4.6 million.

Amounts above are based on the estimated construction costs at the respective dates of acquisition, including acquisition-related costs and fees. In connection with these investments, which were deemed to be real estate acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $4.8 million.

2010 — During the year ended December 31, 2010, we entered into six build-to-suit projects, which consisted of the following projects:

- one domestic project with Walgreens for the construction of a shopping center for a total cost of up to $85.6 million, of which we funded $31.0 million. During 2011, we funded additional $36.8 million;
- one domestic project with Sun Products for the construction of an office facility for a total cost of up to $43.0 million, of which we funded $15.0 million. During 2011, we funded additional $20.1 million and placed assets totaling $35.0 million into service, which are now classified as Real estate;
- one project with Neuca SA for the construction of a logistics facility in Poland for a total cost of up to $9.1 million, of which we funded $5.0 million. During 2011, we funded the remaining commitment and placed the asset into service. Amounts are based on the exchange rate of the Euro on the date of the acquisition; and
- three domestic projects with Dollar General Corp. for a total cost of up to $2.8 million, of which we funded $0.9 million. During 2011, we funded the remaining $1.9 million commitments and placed assets totaling $2.2 million into service, which are now classified as Real estate.

Amounts above are based on the estimated construction costs at the respective dates of acquisition. In connection with these investments, which were deemed to be real estate acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $3.5 million.

Additionally, in connection with the acquisition of the hotel (see Operating Real Estate, net above), we committed to the funding of $1.3 million in property improvements, which was fully funded and the asset was placed into service during 2011. We also funded $1.3 million and placed assets totaling $32.3 million into service during 2010 on a domestic project with Kronos Foods Inc. that we entered into during 2009.

Asset Retirement Obligations

2011 – In connection with our acquisitions of properties during 2011, we recorded asset retirement obligations for the removal of asbestos and lead-based paint at 14 domestic self-storage properties, nine domestic real estate properties, one real estate property in Italy and one real estate property in Spain totaling $9.6 million. We estimated the fair value of the asset retirement obligations based on the estimated economic lives of the properties and the estimated removal costs provided by the inspectors. The liability is discounted using the weighted-average interest rate on the associated fixed-rate mortgage loans at the time the liability was incurred.

2010 – In connection with our acquisitions of properties during 2010, we recorded asset retirement obligations for the removal of asbestos totaling $1.3 million at nine properties in the United Kingdom and one property in Spain. We estimated the fair value of the asset retirement obligations based on assumptions described above.

The following table provides a reconciliation of our asset retirement obligations, which are included in Accounts payable, accrued expenses and other liabilities on the consolidated balance sheets, for the periods presented (in thousands):

	YEARS ENDED DECEMBER 31,	
	2011	2010
Balance at beginning of year	**$ 1,508**	$ 117
Additions	**9,562**	1,331
Accretion expense	**250**	51
Foreign currency translation adjustments	**133**	9
BALANCE AT END OF YEAR	**$11,453**	**$1,508**

Scheduled Future Minimum Rents

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable operating leases at December 31, 2011 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$114,857
2013	116,271
2014	116,869
2015	117,649
2016	119,616

5 I FINANCE RECEIVABLES

Assets representing rights to receive money on demand or at fixed or determinable dates are referred to as finance receivables. Our finance receivable portfolios consist of our Net investments in direct financing leases and Notes receivable. Operating leases are not included in finance receivables as such amounts are not recognized as an asset in the consolidated balance sheets.

Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows (in thousands):

	DECEMBER 31, 2011	2010
Minimum lease payments receivable	**$ 823,894**	$ 708,675
Unguaranteed residual value	**456,145**	392,864
	1,280,039	1,101,539
Less: unearned income	**(817,534)**	(704,533)
	$ 462,505	$ 397,006

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based adjustments, under non-cancelable direct financing leases at December 31, 2011 are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$47,471
2013	47,855
2014	48,239
2015	48,628
2016	49,025

Acquisitions of Net Investments in Direct Financing Leases

2011 — During the year ended December 31, 2011, we entered into five domestic net lease financing transactions, three of which were with Flanders Corporation for $53.9 million, one with Spear Precision & Packaging, Inc. for $8.0 million and one with American Air Liquide Holdings, Inc. for $2.2 million including acquisition-related fees and expenses. In connection with these investments, which were deemed to be real estate asset acquisitions under current authoritative accounting guidance, we capitalized acquisition-related fees and expenses of $3.1 million. We recorded an additional $2.1 million related to one of the Flanders Corporation investments as an operating lease (Note 4).

2010 — During the year ended December 31, 2010, we entered into domestic and international net lease financing transactions for $22.5 million and $37.9 million, respectively, inclusive of an international investment with Agrokor of $13.4 million. In connection with these investments, which were deemed to be real estate asset acquisitions under current authoritative accounting guidance, we capitalized acquisition-related costs and fees totaling $4.2 million. We recorded an additional $35.1 million and $61.9 million related to our domestic and international investments, respectively, as operating leases (Note 4).

Acquisitions of Notes Receivable

2011 — In June 2011, we provided financing of $30.0 million to a developer, BPS Partners, LLC ("BPS"), in connection with the construction of a shopping center, which includes a Walgreens store, in Las Vegas, Nevada. In connection with the loan, we received an option to purchase the second floor of the Walgreens store or to exchange the $30.0 million loan for an equity interest in BPS. This loan is secured by the property and personally guaranteed by each of the principals of BPS, has an annual interest rate of 0.5% and matures in September 2013. On its maturity date, if we do not elect to exchange the loan for an equity interest in BPS, we will receive additional interest at an annual rate of 7.5% from inception through maturity as consideration for making the loan. At December 31, 2011, the balance of this note receivable was $30.0 million.

2010 — In December 2010, we provided financing of $40.0 million to China Alliance Properties Limited, a subsidiary of Shanghai Forte Land Co., Ltd ("Forte"). The financing was provided through a collateralized loan that is guaranteed by

Forte's parent company, Fosun International Limited, and has an interest rate of 11% and matures in December 2015. At both December 31, 2011 and December 31, 2010, the balance of the note receivable was $40.0 million.

In July 2010, we purchased for $50.1 million a participation in the limited-recourse mortgage loan outstanding related to our New York Times investment, which had a balance of $117.7 million on that date. The financing bears interest at an annual interest rate of LIBOR plus 4.8%, with a minimum rate of 4.8% and a maximum rate that has been capped at 8.8% through the use of an interest rate cap designated as a cash flow hedge, and matures in September 2014. Our participation has substantially the same terms as the original loan and provides for an annual variable-rate of return of 4.75% plus 3-month LIBOR. At December 31, 2010, the resulting note receivable had a balance of $49.6 million, which is included in Notes receivable on the balance sheet and the balance of the related limited-recourse mortgage loan was $116.7 million. During the first quarter of 2011, our participation in the limited-recourse mortgage loan related to our New York Times investment was repaid in full in connection with the refinancing of this loan (Note 10).

Credit Quality of Finance Receivables

We generally seek investments in facilities that we believe are critical to each tenant's business and that we believe have a low risk of tenant defaults. At December 31, 2011 and 2010, none of the balances of our finance receivables were past due and we had not established any allowances for credit losses. Additionally, there have been no modifications of finance receivables. We evaluate the credit quality of our tenant receivables utilizing an internal 5-point credit rating scale, with 1 representing the highest credit quality and 5 representing the lowest. The credit quality evaluation of our tenant receivables was last updated in the fourth quarter of 2011.

A summary of our finance receivables by internal credit quality rating for the periods presented is as follows (dollars in thousands):

	NUMBER OF TENANTS AT DECEMBER 31,		NET INVESTMENTS IN DIRECT FINANCING LEASES AT DECEMBER 31,	
INTERNAL CREDIT QUALITY INDICATOR	2011	2010	2011	2010
1	1	—	$ 2,225	$ —
2	3	5	85,857	100,255
3	6	2	374,423	271,734
4	—	1	—	25,017
5	—	—	—	—
			$462,505	$397,006

	NUMBER OF OBLIGORS AT DECEMBER 31,		NOTES RECEIVABLE AT DECEMBER 31,	
INTERNAL CREDIT QUALITY INDICATOR	2011	2010	2011	2010
1	1	—	$30,000	$ —
2	1	1	40,000	40,000
3	—	1	—	49,560
4	—	—	—	—
5	—	—	—	—
			$70,000	$89,560

At December 31, 2011 and 2010, Other assets, net included $2.0 million and $2.2 million, respectively, of accounts receivable related to amounts billed under these direct financing leases.

6 | EQUITY INVESTMENTS IN REAL ESTATE

We own interests in single-tenant net leased properties leased to corporations through noncontrolling interests (i) in partnerships and limited liability companies that we do not control but over which we exercise significant influence or (ii) as tenants-in-common subject to common control. Generally, the underlying investments are jointly-owned with affiliates. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from other-than-temporary impairments). Under current authoritative accounting guidance for investments in unconsolidated entities, we are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds fair value and is considered to be other-than-temporary.

The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying values of these investments are affected by the timing and nature of distributions (dollars in thousands):

LESSEE	OWNERSHIP INTEREST AT DECEMBER 31, 2011	CARRYING VALUE AT DECEMBER 31, 2011	2010
C1000 B.V.[(a) (b)]	85%	**$ 89,063**	$ —
U-Haul Moving Partners, Inc. and Mercury Partners, LP[(c)]	12%	**28,956**	—
Berry Plastics Corporation	50%	**19,411**	20,330
Tesco plc[(a) (d)]	49%	**17,923**	19,903
Hellweg Die Profi-Baumarkte GmbH & Co. KG[(a) (c)]	33%	**16,817**	—
Eroski Sociedad Cooperativa - Mallorca[(a) (d)]	30%	**9,158**	10,620
Dick's Sporting Goods, Inc.[(c)]	45%	**5,739**	—
		$187,067	**$50,853**

(a) The carrying value of this investment is affected by the impact of fluctuations in the exchange rate of the Euro.
(b) We acquired our tenancy-in-common interest, under which the entity is under common control by us and our investment partner, in this investment in January 2011 as described below.
(c) We acquired our interest in this investment from CPA®:14 in May 2011 as described below.
(d) The decrease in carrying value was due to cash distributions made to us by the entity.

The following tables present combined summarized financial information of our equity method investment properties. Amounts provided are the total amounts attributable to the entities and do not represent our proportionate share (in thousands):

	DECEMBER 31, 2011	2010
Assets	**$1,125,342**	$203,989
Liabilities	**(748,312)**	(79,786)
PARTNERS'/MEMBERS' EQUITY	**$ 377,030**	**$124,203**

	YEARS ENDED DECEMBER 31, 2011	2010	2009
Revenues	**$ 82,072**	$ 15,961	$10,080
Expenses	**(63,267)**	(12,874)	(8,330)
Gain on extinguishment of debt[(a)]	—	—	6,512
NET INCOME	**$ 18,805**	**$ 3,087**	**$ 8,262**

(a) During 2009, the Berry Plastics investment repaid its $39.0 million outstanding balance on a non-recourse mortgage loan at a discount for $32.5 million and recognized a corresponding gain of $6.5 million. Our $3.2 million share of the gain was offset by $2.9 million due to an impairment charge we recognized to reduce the carrying value of our investment to the estimated fair value of the entity's underlying net assets.

We recognized income from equity investments in real estate of $5.5 million, $1.7 million, and $1.4 million for the years ended December 31, 2011, 2010, and 2009, respectively. Income from equity investments in real estate represents our proportionate share of the income or losses of these entities as well as certain depreciation and amortization adjustments related to other-than-temporary impairment charges and basis differentials from acquisitions of certain investments.

Acquisitions of Equity Investments

2011 — In January 2011, we and our affiliate, CPA®:15, acquired an interest in a tenancy-in-common in which we and CPA®:15 hold interests of 85% and 15%, respectively, and that we account for under the equity method of accounting. The entity purchased properties from C1000, a Dutch supermarket chain, for $207.6 million. Our share of the purchase price was $176.5 million, which was funded in part with a $90.0 million short-term loan from the advisor that has since been repaid (Note 3). In connection with this transaction, the entity capitalized acquisition-related costs and fees totaling $12.5 million, of which our share was $10.6 million. In March 2011, the entity obtained non-recourse financing totaling $98.3 million and distributed the net proceeds to the investment partners, of which our share was $82.3 million. This mortgage loan bears interest at a variable rate equal to the three-month Euribor plus 2% and matures in March 2013. Amounts above are based upon the exchange rate of the Euro at the dates of acquisition and financing.

In May 2011, we acquired interests of 33%, 12% and 45% in the entities that lease properties to Hellweg 2, U-Haul and Dick's, respectively, from CPA®:14 for an aggregate purchase price of a $55.7 million (Note 3). These entities are jointly-owned with other affiliates. Because we do not control these entities but we exercise significant influence over them, we account for our interests in these entities as equity investments. The properties that the entities own and the mortgages encumbering the properties had a total fair value of $947.3 million and $581.6 million, respectively, at the date of acquisition. Amounts provided are the total amounts attributable to entities' properties and do not represent the proportionate share that we purchased. In connection with this acquisition, we recorded basis differences totaling $27.4 million, which represents our share of the excess of the fair value of the underlying entities' properties and mortgage loans over their respective carrying values, to be amortized into equity earnings over the remaining lives of the properties and mortgage loans. Amounts are based on the exchange rate of the Euro at the date of acquisition, as applicable.

2010 — In June 2010, an entity in which we and an affiliate hold 30% and 70% interests, respectively, and which we account for under the equity method of accounting, entered into an investment in Spain for a total cost of $27.2 million. We account for this investment under the equity method of accounting as we do not have a controlling interest but exercise significant influence. The entity, which leases property to Eroski - Mallorca, capitalized acquisition-related costs and fees totaling $1.0 million in connection with this investment, which was deemed to be a real estate acquisition. Dollar amounts are based on the exchange rate of the Euro on the date of acquisition.

7 | INTANGIBLE ASSETS AND LIABILITIES

In connection with our acquisition of properties, we have recorded net lease intangibles of $332.0 million, which are being amortized over periods ranging from approximately one year to 40 years. In-place lease, tenant relationship and above-market rent intangibles are included in Intangible assets, net in the consolidated financial statements. Below-market rent intangibles are included in Prepaid and deferred rental income.

Intangibles assets and liabilities are summarized as follows (in thousands):

	DECEMBER 31, 2011	2010
Amortizable Intangible Assets		
In-place lease	**$286,913**	$200,598
Tenant relationship	**13,102**	10,419
Above-market rent	**58,788**	47,697
Less: accumulated amortization	**(24,666)**	(6,636)
	$334,137	**$252,078**
Amortizable Below-Market Rent Intangible Liabilities		
Below-market rent	**$ (26,809)**	$(11,619)
Less: accumulated amortization	**1,187**	421
	$ (25,622)	**$(11,198)**

Net amortization of intangibles, including the effect of foreign currency translation, was $18.0 million, $4.9 million and $0.9 million in 2011, 2010 and 2009, respectively. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to Lease revenue, while amortization of in-place lease and tenant relationship intangibles is included in Depreciation and amortization expense.

Based on the intangible assets and liabilities recorded at December 31, 2011, scheduled annual net amortization of intangibles for each of the next five years is as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$ 23,216
2013	21,404
2014	18,367
2015	17,749
2016	17,264
Thereafter	210,515
TOTAL	**$308,515**

8 | FAIR VALUE MEASUREMENTS

Under current authoritative accounting guidance for fair value measurements, the fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for which little or no market data exists, therefore requiring us to develop our own assumptions, such as certain warrants and other securities.

Items Measured at Fair Value on a Recurring Basis

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Money Market Funds — Our money market funds consisted of government securities and U.S. Treasury bills. These funds were classified as Level 1 as we used quoted prices from active markets to determine their fair values.

Derivative Assets and Liabilities — Our derivative assets and liabilities are comprised of interest rate swaps, interest rate caps, and foreign currency exchange contracts. Interest rate swaps and caps and foreign currency exchange contracts were measured at fair value using readily observable market inputs, such as quotations on interest rates and foreign currency exchange rates. These derivative instruments were classified as Level 2 because these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

Other Derivative Assets — Our other derivative assets are comprised of stock warrants that were granted to us by lessees in connection with structuring initial lease transactions. The stock warrants that we own are not traded in an active market. We estimated the fair value of stock warrants using internal valuation models that incorporate market inputs and our own assumptions about future cash flows. We classified stock warrants as Level 3.

The following tables set forth our assets and liabilities that were accounted for at fair value on a recurring basis. Assets and liabilities presented below exclude assets and liabilities owned by unconsolidated entities (in thousands):

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	$ 5,997	$5,997	$ —	$ —
Derivative assets	10,945	—	10,945	$ —
Other derivative assets	1,419	—	—	1,419
TOTAL	**$18,361**	**$5,997**	**$10,945**	**$1,419**
Liabilities:				
Derivative liabilities	$ (8,682)	$ —	$ (8,682)	$ —
TOTAL	**$ (8,682)**	**$ —**	**$ (8,682)**	**$ —**

		FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010 USING:		
DESCRIPTION	TOTAL	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	UNOBSERVABLE INPUTS (LEVEL 3)
Assets:				
Money market funds	$ 102,084	$102,084	$ —	$ —
Derivative assets	751	—	751	$ —
TOTAL	**$102,835**	**$102,084**	**$ 751**	**$ —**
Liabilities:				
Derivative liabilities	$ (2,215)	$ —	$(2,215)	$ —
TOTAL	**$ (2,215)**	**$ —**	**$(2,215)**	**$ —**

	FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3 ONLY) DERIVATIVE ASSETS	
	YEARS ENDED DECEMBER 31,	
	2011	2010
Beginning balance	$ —	$—
Total gains or losses (realized and unrealized):		
Included in earnings	(198)	—
Purchases, issuances and settlements	1,617	—
ENDING BALANCE	**$1,419**	**$—**
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	**$ (198)**	**$—**

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during the years ended December 31, 2011 and 2010, except for those assets and liabilities acquired in connection with the Metro investment (Note 4). Gains and losses (realized and unrealized) included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

Our other financial instruments had the following carrying values and fair values as of the dates shown (in thousands):

	DECEMBER 31, 2011		DECEMBER 31, 2010	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Debt	$1,154,254	$1,184,309	$667,478	$674,225
Notes receivable	70,000	71,297	89,560	89,556
CMBS[(a)]	3,777	6,701	3,797	4,677

(a) The carrying value of our CMBS represents historical cost, net of amortization of acquisition fees, as we have deemed these securities to be held-to-maturity, and is inclusive of $17.1 million impairment charges recognized during 2009. There were no purchases or sales during the year ended December 31, 2011.

We determined the estimated fair value of our debt and note instruments using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. We estimated that our other financial assets and liabilities (excluding net investments in direct financing leases) had fair values that approximated their carrying values at both December 31, 2011 and 2010.

Items Measured at Fair Value on a Non-Recurring Basis

We perform an assessment, when required, of the value of certain of our real estate investments in accordance with current authoritative accounting guidance. As part of that assessment, we determine the valuation of these assets using widely accepted valuation techniques, including expected discounted cash flows or an income capitalization approach, which considers prevailing market capitalization rates. We review each investment based on the highest and best use of the investment and market participation assumptions. We determined that the significant inputs used to value these investments fall within Level 3. As a result of our assessments, we calculated the impairment charges based on market conditions and assumptions that existed at the time. The valuation of real estate is subject to significant judgment and actual results may differ materially if market conditions or the underlying assumptions change.

The following table presents information about our other assets that were measured on a fair value basis for the periods presented. For additional information regarding these impairment charges, refer to Note 12. All of the impairment charges were measured using unobservable inputs (Level 3) and were recorded based on market conditions and assumptions that existed at the time (in thousands):

	YEAR ENDED DECEMBER 31, 2011		YEAR ENDED DECEMBER 31, 2010		YEAR ENDED DECEMBER 31, 2009	
	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES	TOTAL FAIR VALUE MEASUREMENTS	TOTAL IMPAIRMENT CHARGES
Impairment Charges from Continuing Operations:						
Net investments in properties	$—	$ —	$—	$—	$17,779	$ 7,471
Net investments in direct financing leases[(a)]	—	(70)	—	—	28,833	800
Equity investments in real estate	—	—	—	—	24,244	2,930
Commercial mortgage-backed securities	—	—	—	—	3,818	17,138
	$—	**$(70)**	**$—**	**$—**	**$74,674**	**$28,339**

(a) In 2011, we recorded an out-of-period adjustment to reduce impairment charge by $0.1 million (Note 2).

9 | RISK MANAGEMENT AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

In the normal course of our ongoing business operations, we encounter economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. We are primarily subject to interest rate risk on our interest-bearing assets and liabilities and CMBS investments. Credit risk is the risk of default on our operations and tenants' inability or unwillingness to make contractually required payments. Market risk includes changes in the value of our properties and related loans as well as changes in the value of our CMBS investments due to changes in interest rates or other market factors. In addition, we own investments in Europe and are subject to the risks associated with changing foreign currency exchange rates.

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates and foreign currency exchange rate movements. We have not entered, and do not plan to enter into financial instruments for trading or speculative purposes. In addition to derivative instruments that we entered into on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, and we may own common stock warrants, granted to us by lessees when structuring lease transactions, that are considered to be derivative instruments. The primary risks related to our use of derivative instruments are that a counterparty to a hedging arrangement could default on its obligation or that the credit quality of the counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction. While we seek to mitigate these risks by entering into hedging arrangements with counterparties that are large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a fair value hedge, the change in the fair value of the derivative is offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. For a derivative designated and that qualified as a net investment hedge, the effective portion of the change in the fair value and/or the net settlement of the derivative are reported in Other comprehensive income or loss as part of the cumulative foreign currency translation adjustment. The ineffective portion of the change in fair value of the derivative is recognized directly in earnings. Amounts are reclassified out of Other comprehensive income or loss into earnings when the hedged investment is either sold or substantially liquidated.

The following table sets forth certain information regarding our derivative instruments for the periods presented (in thousands):

		ASSET DERIVATIVES FAIR VALUE AT DECEMBER 31,		LIABILITY DERIVATIVES FAIR VALUE AT DECEMBER 31,	
	BALANCE SHEET LOCATION	2011	2010	2011	2010
Derivatives Designated as Hedging Instruments					
Interest rate cap	Other assets, net	$ **80**	$733	$ —	$ —
Interest rate swap	Other assets, net	—	18	—	—
Foreign currency collars	Other assets, net	**5,657**	—	—	—
Foreign currency forward contracts	Other assets, net	**5,206**	—	—	—
Interest rate swaps	Accounts payable, accrued expenses and other liabilities	—	—	(8,682)	(1,134)
Foreign currency forward contracts	Accounts payable, accrued expenses and other liabilities	—	—	—	(1,081)
Derivatives Not Designated as Hedging Instruments					
Put options	Other assets, net	**224**	—	—	—
Put options	Accounts payable, accrued expenses and other liabilities			(224)	
Stock warrants	Other assets, net	**1,419**	—	—	—
TOTAL DERIVATIVES		**$12,586**	**$751**	**$(8,906)**	**$(2,215)**

The following tables present the impact of derivative instruments on the consolidated financial statements (in thousands):

	AMOUNT OF GAIN (LOSS) RECOGNIZED IN OCI ON DERIVATIVES (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Derivatives in Cash Flow Hedging Relationships			
Interest rate cap[a]	**$ (244)**	$(2,221)	$(461)
Interest rate swaps	**(6,864)**	(1,073)	(20)
Foreign currency contracts	**6,698**	—	—
Derivatives in Net Investment Hedging Relationships[b]			
Foreign currency contracts	**(4,809)**	(1,081)	—
TOTAL	**$(5,219)**	**$(4,375)**	**$(481)**

	AMOUNT OF GAIN (LOSS) RECLASSIFIED FROM OCI INTO INCOME (EFFECTIVE PORTION) YEARS ENDED DECEMBER 31, 2011	2010	2009
Derivatives in Cash Flow Hedging Relationships			
Foreign currency collars[c]	**$624**	$—	$—
TOTAL	**$624**	**$—**	**$—**

(a) Includes losses attributable to noncontrolling interests totaling $0.1 million, $1.0 million, and $0.2 million for the years ended 2011, 2010 and 2009, respectively.

(b) The effective portion of the change in fair value and the settlement of these contracts are reported in the foreign currency translation adjustment section of Other comprehensive income or loss until the underlying investment is sold, at which time we reclassify the gain or loss to earnings.

(c) Gains (losses) reclassified from Other comprehensive income into income for contracts that have matured are included in Other income and (expenses).

During the years ended 2011, 2010 and 2009, no gains or losses were reclassified from Other comprehensive income into income related to ineffective portions of hedging relationships or to amounts excluded from effectiveness testing.

DERIVATIVES NOT IN CASH FLOW HEDGING RELATIONSHIPS	LOCATION OF GAIN (LOSS) RECOGNIZED IN INCOME	AMOUNT OF GAIN (LOSS) RECOGNIZED IN INCOME ON DERIVATIVES YEARS ENDED DECEMBER 31, 2011	2010	2009
Foreign currency collars and put options	Other income and (expenses)	$ 432	$—	$—
Stock warrants	Other income and (expenses)	(198)	—	—
TOTAL		**$ 234**	**$—**	**$—**

See below for information on our purposes for entering into derivative instruments, including those not designated as hedging instruments, and for information on derivative instruments owned by unconsolidated entities, which are excluded from the tables above.

Interest Rate Swaps, Forward Starting Interest Rate Swaps, and Caps

We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap, forward starting interest rate swap, or interest rate cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of the loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. Forward starting interest rate swaps have similar characteristics to interest rate swaps, with the exception that these derivatives are predominantly used to hedge the variability in the future interest payments stemming from the anticipated issuance of floating rate debt and to lock in interest rate levels to match future cash flow characteristics of the liabilities. Interest rate caps limit the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

The derivative instruments that we had outstanding on our consolidated subsidiaries at December 31, 2011 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

INSTRUMENT	TYPE	NOTIONAL AMOUNT	EFFECTIVE INTEREST RATE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2011
6-Month Euribor[(a)]	"Pay-fixed" swap	$212,704	4.2%	9/2011	9/2016	$(3,877)
3-Month LIBOR	"Pay-fixed" swap	27,000	6.6%	1/2010	12/2019	(3,294)
1-Month LIBOR	"Pay-fixed" swap	92,400	1.3%	2/2012	2/2017	(667)
1-Month LIBOR	"Pay-fixed" swap	4,200	6.0%	1/2011	1/2021	(459)
3-Month Euribor[(a)]	"Pay-fixed" swap	7,925	5.8%	7/2010	11/2017	(346)
1-Month LIBOR	"Pay-fixed" swap	1,600	4.8%	12/2011	12/2021	(39)
3-Month LIBOR[(b)]	Interest rate cap	119,750	8.8%	3/2011	8/2014	80
						$(8,602)

(a) Amounts are based upon the applicable exchange rate of the Euro at December 31, 2011.

(b) The applicable interest rate of the related debt was 2.9%, which was below the effective interest rate of the cap at December 31, 2011. Notional and fair value amounts include portions attributable to noncontrolling interests totaling $53.9 million and less than $0.1 million, respectively.

Foreign Currency Contracts

We are exposed to foreign currency exchange rate movements in the Euro and, to a lesser extent, the British Pound Sterling. We manage foreign currency exchange rate movements by generally placing both our debt obligation to the lender and the tenant's rental obligation to us in the same currency. This reduces our overall exposure to the actual equity that we have invested and the equity portion of our cash flow. However, we are subject to foreign currency exchange rate movements to the extent of the difference in the timing and amount of the rental obligation and the debt service. We may also face challenges with repatriating cash from our foreign investments. We may encounter instances where it is difficult to repatriate cash because of jurisdictional restrictions or because repatriating cash may result in current or future tax liabilities. Realized and unrealized gains and losses recognized in earnings related to foreign currency transactions are included in Other income and (expenses) in the consolidated financial statements.

In order to hedge certain of our foreign currency cash flow exposures, we enter into foreign currency forward contracts, collars, and put options. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into forward contracts, we are locked into a future currency exchange rate for the term of the contract. A foreign currency collar consists of a purchased call option to buy and a written put option to sell the foreign currency. These instruments guarantee that the exchange rate will not fluctuate beyond the range of the options' strike prices. A foreign currency put option is the right to sell the currency at a predetermined price, which limits our exposure to the movement in foreign currency exchange rates below a strike price.

The following table presents the foreign currency derivative contracts we had outstanding and their designations at December 31, 2011 (dollars in thousands, except strike price):

HEDGE TYPE	NOTIONAL AMOUNT[a]	STRIKE PRICE	EFFECTIVE DATE	EXPIRATION DATE	FAIR VALUE AT DECEMBER 31, 2011
Designated as Cash Flow Hedging Instruments					
Collars[b]	$ 72,712	1.40 - 1.44	9/2011	3/2012 - 9/2014	$ 5,657
Forward contracts	58,275	1.39	7/2011	7/2013	3,617
Forward contracts	50,984	1.34 - 1.35	9/2011	3/2012 - 3/2015	1,589
Not Designated as Cash Flow Hedging Instruments					
Put options[c]	7,317	1.30	5/2011, 9/2011	3/1/2012	—
	$189,288				**$10,863**

(a) Amounts are based upon the exchange rate of the Euro at December 31, 2011.

(b) At inception, these collars were not designated as hedging instruments because their fair values were in a net liability position at the onset of the trade. In October 2011, we designated these collars as hedging instruments because their fair values increased into a net asset position due to the depreciation of the Euro relative to the U.S. Dollar.

(c) During the third quarter of 2011, we entered into new protective put options to cancel the effect of the existing protective put options we own. These new instruments did not qualify for hedge accounting.

Stock Warrants

As part of the purchase of an interest in Hellweg 2 from CPA®:14 in May 2011 (Note 3), we acquired warrants from CPA®:14, which were granted by Hellweg 2 to CPA®:14 for a total cost of $1.6 million, which is based on the fair value of the warrants on the date of acquisition. These warrants give us participation rights to any distributions made by Hellweg 2. In addition, we are entitled to a cash distribution that equals to a certain percentage of the liquidity event price of Hellweg 2, should a liquidity event occur. Because these warrants are readily convertible to cash and provide for net cash settlement upon conversion, we account for them as derivative instruments.

Embedded Credit Derivatives

In connection with the Hellweg 2 investment, which we acquired an interest from CPA®:14 in May 2011 (Note 6) and accounted for as equity method investment, the entity obtained non-recourse mortgage financing for which the interest rate has both fixed and variable components. In connection with providing the financing, the lender entered into an interest rate swap agreement on its own behalf through which the fixed interest rate component on the financing was converted into a variable interest rate instrument. Through this entity, we have the right, at our sole discretion, to prepay this debt at any time and to participate in any realized gain or loss on the interest rate swap at that time. This participation right is deemed to be an embedded credit derivative. Based on the valuation obtained at December 31, 2011 and including the effect of foreign currency translation, this embedded credit derivative had a fair value of less than $0.1 million and generated an unrealized loss of less than $0.1 million for the year ended December 31, 2011. Amounts provided are the total amounts attributable to the entity and do not represent our proportionate share. Changes in the fair value of the embedded credit derivative are recognized in this entity's earnings.

Other

Amounts reported in Other comprehensive income or loss related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt. At December 31, 2011, we estimate that an additional $1.5 million, inclusive of amounts attributable to noncontrolling interests of $0.4 million, will be reclassified as interest expense during the next twelve months.

We measure credit exposure on a counterparty basis as the net positive aggregate estimated fair value, net of collateral received, if any. None was received as of December 31, 2011. At December 31, 2011, the total credit exposure was $10.3 million, inclusive of noncontrolling interest, and the maximum exposure to any single counterparty was $10.0 million.

Some of the agreements we have with our derivative counterparties contain certain credit contingent provisions that could result in a declaration of default against us regarding our derivative obligations if we either default or are capable of being declared in default on certain of our indebtedness. At December 31, 2011, we had not been declared in default on any of our derivative obligations. The estimated fair value of our derivatives that were in a net liability position was $9.0 million and $2.2 million at December 31, 2011 and 2010, respectively, which included accrued interest but excluded any adjustment for nonperformance risk. If we had breached any of these provisions at either December 31, 2011 or 2010, we could have been required to settle our obligations under these agreements at their aggregate termination value of $9.7 million or $2.5 million, respectively.

Portfolio Concentration Risk

Concentrations of credit risk arise when a group of tenants is engaged in similar business activities or is subject to similar economic risks or conditions that could cause them to default on their lease obligations to us. We regularly monitor our portfolio to assess potential concentrations of credit risk. While we believe our portfolio is reasonably well diversified, it does contain concentrations in excess of 10%, based on the percentage of our annualized contractual minimum base rent at December 31, 2011, in certain areas, as shown in the table below. The percentages in the table below represent our directly-owned real estate properties and do not include our pro rata share of equity investments.

	DECEMBER 31, 2011
Region:	
New York	14%
Other U.S.	45%
TOTAL U.S.	59%
Italy	14%
Spain	10%
Other Europe	17%
TOTAL EUROPE	41%
TOTAL	**100%**
Asset Type:	
Warehouse/Distribution	31%
Office	27%
Retail	27%
Industrial	14%
All others	1%
TOTAL	**100%**
Tenant Industry:	
Retail	26%
Media - Printing & Publishing	18%
Grocery	15%
All others	41%
TOTAL	**100%**
Guarantor/Tenant:	
Metro AG (Europe)	14%
New York Times Company (U.S.)	13%

10 | NON-RECOURSE AND LIMITED RECOURSE DEBT

Non-recourse and limited-recourse debt consists of mortgage notes payable, which are collateralized by the assignment of real property and direct financing leases, with an aggregate carrying value of $1.9 billion and $1.1 billion at December 31, 2011 and 2010, respectively. Two of our borrowing entities, ANG (Multi) LLC and ANG II (Multi) LLC, are special purpose entities. The loan agreement contains separateness covenants and requires that the assets and credit of these entities not be available to satisfy the debt and obligations of either CPA®:17—Global or its affiliates. At December 31, 2011, our mortgage notes payable had fixed annual interest rates ranging from 3.6% to 8.0% and variable annual interest rates ranging from 2.9% to 6.6%, with maturity dates ranging from 2012 to 2031.

2011 — During the year ended December 31, 2011, we assumed $222.7 million of indebtedness with an annual interest rate equal to Euribor plus 2.15%, that has been fixed at 4.18% through an interest rate swap, and a term of five years in connection with the Metro investment. In connection with certain the self-storage investments and our investment in Croatia, we also assumed non-recourse mortgages totaling $50.4 million. Amounts are based on the exchange rate of the Euro and the Croatian Kuna on the date of acquisition, as applicable.

Additionally, we obtained non-recourse and limited-recourse mortgage financing totaling $243.5 million during 2011 at a weighted-average annual interest rate and term of 5.7% and 10.0 years, respectively. Of the total:

- $160.2 million of non-recourse financing on investments acquired during 2011, comprised of $112.1 million related to six domestic investments, and $48.1 million related to the self-storage properties;
- $60.6 million of non-recourse financing was related to four domestic investments acquired during 2010;
- $13.7 million of non-recourse financing was related to a United Kingdom investment acquired in 2009, based on the exchange rate of the British Pound Sterling on the date of financing; and
- $9.0 million incremental borrowing related to the March 2009 New York Times transaction, inclusive of amounts attributable to noncontrolling interests of $4.1 million. In March 2011, we refinanced the limited-recourse mortgage loan obtained in August 2009, which had an outstanding balance of $116.0 million at the date of refinancing, with new limited-recourse financing of $125.0 million that matures in April 2018 and has option to extend the maturity to April 2019. The new financing bears interest at an annual interest rate equal to the LIBOR plus 2.5% that has been capped at 6.25% through the use of an interest rate cap designated as a cash flow hedge, which matures in March 2014 (Note 9).

2010 — During the year ended December 31, 2010, we obtained non-recourse mortgage financing totaling $431.7 million at a weighted average annual interest rate and term of 5.93% and 8.8 years, respectively. Of the total financing:

- $212.3 million related to six domestic investments acquired during 2010, including non-recourse mortgage financing obtained in connection with the CARQUEST transaction totaling $117.0 million and financing obtained in connection with the J.P. Morgan Chase and Flint River transactions of $35.4 million and $27.0 million, respectively;
- $139.7 million related to our Agrokor investments in Croatia;
- $52.2 million related to the Eroski transaction in Spain;
- $19.5 million related to a domestic build-to-suit project that we placed into service in January 2010; and
- $8.0 million related to a secured line of credit obtained in connection with a Polish investment acquired in October 2009.

Scheduled debt principal payments during each of the next five calendar years following December 31, 2011 and thereafter are as follows (in thousands):

YEARS ENDING DECEMBER 31,	TOTAL
2012	$ 21,532
2013	32,126
2014	29,631
2015	62,919
2016	285,483
Thereafter through 2031	723,440
	1,155,131
Unamortized discount	(877)
TOTAL	**$1,154,254**

Certain amounts in the table above are based on the applicable foreign currency exchange rate at December 31, 2011.

11 | COMMITMENTS AND CONTINGENCIES

At December 31, 2011, we were not involved in any material litigation.

Various claims and lawsuits arising in the normal course of business are pending against us. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

12 | IMPAIRMENT CHARGES

We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. For investments in real estate in which an impairment indicator is identified, we follow a two-step process to determine whether the investment is impaired and to determine the amount of the charge. First, we compare the carrying value of the real estate to the future net undiscounted cash flow that we expect the real estate will generate, including any estimated proceeds from the eventual sale of the real estate. If this amount is less than the carrying value, the real estate is considered to be impaired, and we then measure the loss as the excess of the carrying value of the real estate over the estimated fair value of the real estate, which is primarily determined using market information such as recent comparable sales or broker quotes. If relevant market information is not available or is not deemed appropriate, we then perform a future net cash flow analysis discounted for inherent risk associated with each investment.

We have CMBS investments that are designated as securities held to maturity. Periodically, we evaluate our CMBS to determine if they have experienced an other-than temporary decline in value. In our evaluation, we consider, among other items, the significance of the decline in value compared to the cost basis; underlying factors contributing to the decline in value, such as delinquencies and expectations of credit losses; the length of time the market value of the security has been less than its cost basis; expected market volatility and market and economic conditions; advice from dealers; and our own experience in the market.

The following table summarizes impairment charges recognized on our consolidated and unconsolidated real estate investments and held-to-maturity securities for all periods presented (in thousands):

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Net investments in properties[(a)]	$ —	$—	$ 7,471
Net investments in direct financing leases[(a)]	(70)	—	800
Commercial mortgage-backed securities[(b)]	—	—	15,633
Total impairment charges included in expenses	(70)	—	23,904
Equity investments in real estate[(c)]	—	—	2,930
Commercial mortgage-backed securities[(b)]	—	—	1,505
TOTAL IMPAIRMENT CHARGES INCLUDED IN INCOME FROM CONTINUING OPERATIONS	**$(70)**	**$—**	**$28,339**

(a) During 2011, we recorded an out-of-period adjustment to reduce impairment charges by $0.1 million (Note 2). Inclusive of amounts attributable to noncontrolling interests totaling $2.8 million for the year ended December 31, 2009.

(b) Of the total Other-than-temporary impairment charges recognized: (i) $15.6 million was related to credit losses and was recognized in earnings and (ii) $1.5 million was related to non-credit factors and was recognized in Other comprehensive income or loss in equity.

(c) Impairment charges on our equity investments are included in Income (loss) from equity investments in real estate on our consolidated statement of operations (Note 6).

2009 Impairments

Waldaschaff Automotive GmbH and Wagon Automotive Nagold GmbH

During 2009, we recognized impairment charges of $8.3 million related to Waldaschaff Automotive GmbH (formerly Wagon Automotive GmbH) and Wagon Automotive Nagold GmbH, comprised of $7.5 million to reduce the carrying value of the Waldaschaff Automotive property to its estimated fair value and $0.8 million to reflect a decline in the estimated residual value of the Wagon Automotive Nagold property. We calculated the estimated fair value of these properties based on a discounted cash flow analysis and based on a third-party appraisal. In connection with entering into Administration, Wagon Automotive GmbH terminated its lease with us in May 2009 and a successor company, Waldaschaff Automotive GmbH, took over the business and has been paying rent to us, albeit at a significantly reduced rate. In April 2010, Waldaschaff Automotive GmbH executed a temporary lease under which monthly rent is unchanged but real estate expenses are now reimbursed by the tenant. In addition, in October 2009, we terminated the existing lease with Wagon Automotive Nagold GmbH, and signed a new lease with this tenant on substantially the same terms. At December 31, 2011, the Waldaschaff Automotive and Wagon Automotive Nagold properties were classified as Net investments in properties and net investment in direct financing leases, respectively, in the consolidated financial statements.

Berry Plastics

During 2009, we incurred other-than-temporary impairment charges of $2.9 million to reduce the carrying value of our investment in the Berry Plastics entity to the estimated fair value of the entity's underlying net assets. Berry Plastics continues to meet all of its obligations under the terms of its lease.

CMBS

During 2009, we determined that our CMBS investments were other-than-temporarily impaired and recognized impairment charges totaling $17.1 million to reduce the cost basis of these investments to their estimated fair values, of which $15.6 million was related to credit factors and was recognized in earnings and $1.5 million was related to non-credit factors and was recognized in Other comprehensive income or loss in equity. Following the recognition of the impairment charges during the fourth quarter of 2009, the carrying value of the CMBS investments at December 30, 2011 and 2010 were equal to the amount of cash flows we expect to collect, and therefore no amounts were accreted into income during the years ended December 31, 2011 and 2010. We accreted $0.7 million into Interest income for the year ended December 31, 2009. During 2011, we recorded an allowance of $0.4 million as a reduction to interest income on three non-performing CMBS investments upon determination of their uncollectability.

13 | EQUITY

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents distributions per share reported for tax purposes:

	YEARS ENDED DECEMBER 31,		
	2011	2010	2009
Ordinary income	**$0.40**	$0.34	$0.32
Return of capital	**0.25**	0.30	0.31
TOTAL DISTRIBUTIONS	**$0.65**	**$0.64**	**$0.63**

In September 2011, our board of directors approved a distribution of $0.0017663 per share, which equates to an annualized yield of 6.5% on our public offering price of $10.00 per share, for each day during the period an investor was a shareholder of record from and including October 1, 2011 through December 31, 2011, which was paid on January 15, 2012.

In December 2011, our board of directors announced that the first quarter 2012 annualized yield will remain at 6.5% on our public offering price of $10.00 per share. The daily distribution rate of $0.0017857 per share is payable to shareholders of record at the close of business on each day during the quarter and will be paid in aggregate on or about April 16, 2012.

Accumulated Other Comprehensive Loss

The following table presents the components of accumulated other comprehensive loss reflected in equity. Amounts include our proportionate share of other comprehensive loss from our unconsolidated investments (in thousands):

	DECEMBER 31,		
	2011	2010	2009
Foreign currency translation adjustment	**$(22,329)**	$ (9,796)	$(3,136)
Unrealized loss on derivative instruments	**(8,752)**	(3,642)	(261)
Unrealized appreciation on marketable securities	**(15)**	—	—
Impairment loss on commercial mortgage-backed securities	**(1,505)**	(1,505)	(1,505)
ACCUMULATED OTHER COMPREHENSIVE LOSS	**$ (32,601)**	**$(14,943)**	**$(4,902)**

14 | INCOME TAXES

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT. Under the REIT operating structure, we are permitted to deduct distributions paid to our shareholders and generally will not be required to pay U.S. federal income taxes. Accordingly, no provision has been made for U.S. federal income taxes in the consolidated financial statements.

We conduct business in the various states and municipalities within the U.S. and in Europe, and as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and certain foreign jurisdictions. As a result, we are subject to certain foreign, state and local taxes.

We account for uncertain tax positions in accordance with current authoritative accounting guidance. The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits (in thousands):

	YEARS ENDED DECEMBER 31,	
	2011	2010
Beginning balance	$215	$ —
Additions based on tax positions related to the current year	374	215
ENDING BALANCE	**$589**	**$215**

At December 31, 2011 and 2010, we had unrecognized tax benefits as presented in the table above that, if recognized, would have a favorable impact on our effective income tax rate in future periods. At both December 31, 2011 and 2010, we had less than $0.1 million of accrued interest related to uncertain tax positions.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The tax years 2007 through 2011 remain open to examination by the major taxing jurisdictions to which we are subject.

During 2010, we elected to treat our corporate subsidiary that engages in hotel operations as a TRS. This subsidiary owns a hotel that is managed on our behalf by a third-party hotel management company. A TRS is subject to corporate federal income taxes, and we provide for income taxes in accordance with current authoritative accounting guidance. This subsidiary has recognized de minimus profit since inception.

As of December 31, 2011 and 2010, we had net operating losses ("NOL") in foreign jurisdictions of approximately $14.5 million and $1.0 million, respectively, translating to a deferred tax asset before valuation allowance of $3.3 million and $0.2 million, respectively. Our NOLs will begin to expire in 2015 in certain foreign jurisdictions. The utilization of NOLs may be subject to certain limitations under the tax laws of the relevant jurisdiction. Management determined that as of December 31, 2011 and 2010, $3.3 million and $0.2 million, respectively, of deferred tax assets related to losses in foreign jurisdictions did not satisfy the recognition criteria set forth in accounting guidance for income taxes and established valuation allowances for these amounts.

15 | DISCONTINUED OPERATIONS

From time to time, tenants may vacate space due to lease buy-outs, elections not to renew their leases, insolvency or lease rejection in the bankruptcy process. In these cases, we assess whether we can obtain the highest value from the property by re-leasing or selling it. In addition, in certain cases, we may try to sell a property that is occupied. When it is appropriate to do so under current accounting guidance for the disposal of long-lived assets, we classify the property as an asset held for sale on our consolidated balance sheet and the current and prior period results of operations of the property are reclassified as discontinued operations.

The results of operations for properties that are held for sale or have been sold are reflected in the consolidated financial statements as discontinued operations for all periods presented and are summarized as follows (in thousands):

		YEARS ENDED DECEMBER 31,	
	2011	2010	2009
Revenues	$ 739	$ 59	$—
Expenses	(263)	(26)	—
Gain on sale of real estate	778	—	—
INCOME FROM DISCONTINUED OPERATIONS	**$1,254**	**$ 33**	**$—**

In June 2011, we sold two Canadian properties previously leased to CARQUEST for $19.8 million, net of selling costs, and recognized a net gain on the sale of $0.8 million. Amounts are based on the exchange rate of the Canadian dollar on the date of the sale.

16 I SEGMENT INFORMATION

We have determined that we operate in one business segment, real estate ownership, with domestic and foreign investments. Geographic information for this segment is as follows (in thousands):

YEAR ENDED DECEMBER 31, 2011	DOMESTIC	FOREIGN[(a)]	TOTAL
Revenues	$ 137,284	$ 59,252	$ 196,536
Total long-lived assets[(b)]	1,394,613	980,160	2,374,773

YEAR ENDED DECEMBER 31, 2010	DOMESTIC	FOREIGN	TOTAL
Revenues	$ 72,330	$ 27,133	$ 99,463
Total long-lived assets[(b)]	911,254	515,653	1,426,907

YEAR ENDED DECEMBER 31, 2009	DOMESTIC	FOREIGN	TOTAL
Revenues	$ 41,983	$ 8,363	$ 50,346
Total long-lived assets[(b)]	506,604	191,728	698,332

(a) All years include operations in Germany, Hungary, Poland, the Netherlands, Spain and the United Kingdom; 2010 and 2011 also include operations in Croatia; and 2011 includes operations in Italy.
(b) Consists of Net investment in properties; Real estate under construction; Net investment in direct financing leases and Equity investments in real estate.

17 I SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	THREE MONTHS ENDED			
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	MARCH 31, 2011	JUNE 30, 2011	SEPTEMBER 30, 2011	DECEMBER 31, 2011
Revenues[(a)]	$ 42,158	$ 44,924	$ 49,243	$60,211
Expenses[(a)]	(14,462)	(18,622)	(24,092)	(30,304)
Net income[(b)]	16,647	18,005	14,987	20,807
Less: Net income attributable to noncontrolling interests	(4,213)	(5,158)	(4,683)	(6,737)
NET INCOME ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS	12,434	12,847	10,304	14,070
Earnings per share attributable to CPA®:17 – Global shareholders	0.08	0.08	0.06	0.06
Distributions declared per share	0.1600	0.1625	0.1625	0.1625

	THREE MONTHS ENDED			
	MARCH 31, 2010	JUNE 30, 2010	SEPTEMBER 30, 2010	DECEMBER 31, 2010
Revenues[(a)]	$ 18,420	$23,857	$27,097	$30,089
Expenses[(a)]	(4,504)	(6,880)	(7,633)	(9,087)
Net income[(b)]	9,406	10,505	13,140	12,736
Less: Net income attributable to noncontrolling interests	(3,283)	(3,850)	(4,427)	(3,773)
NET INCOME ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS	6,123	6,655	8,713	8,963
Earnings per share attributable to CPA®:17 – Global shareholders	0.07	0.06	0.07	0.07
Distributions declared per share	0.1600	0.1600	0.1600	0.1600

(a) Certain amounts from previous quarters have been reclassified to discontinued operations (Note 15).
(b) Inclusive of out-of-period adjustments recorded in 2011 as discussed in Note 2

18 I PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following consolidated pro forma financial information has been presented as if the business combinations that we made and the new financing that we obtained, since February 20, 2007 (inception) had occurred on January 1, 2010 for the year ended December 31, 2010, and on January 1, 2009 for the year ended December 31, 2009. Acquisitions during the year ended December 31, 2011 were not significant individually or in the aggregate. The pro forma financial information is not necessarily indicative of what the actual results would have been, nor does it purport to represent the results of operations for future periods.

	YEARS ENDED DECEMBER 31,	
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):	2010	2009
Pro forma total revenues	**$154,808**	**$156,542**
Pro forma net income[(a)]	$ 50,675	$33,899
Less: Net income attributable to noncontrolling interests	(15,878)	(10,750)
PRO FORMA NET INCOME ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS	**$ 34,797**	**$23,149**
PRO FORMA EARNINGS PER SHARE:[(a)]		
NET INCOME ATTRIBUTABLE TO CPA®:17 – GLOBAL SHAREHOLDERS	**$ 0.36**	**$0.24**

(a) Pro forma net income and pro forma earnings per share for the year ended December 31, 2009 reflect the recognition of other-than-temporary impairment charges of $15.6 million incurred in connection with our CMBS investments (Note 12) and impairment charges of $11.2 million related to certain of our net investments in real estate and equity investments in real estate (Note 12). Pro forma net income includes actual interest income generated from the proceeds of our initial public offering. A portion of these proceeds was used to fund the investments included in the foregoing pro forma financial information.

The pro forma weighted average shares outstanding for the years ended December 31, 2010 and 2009 totaled 142,366,962 shares and were determined as if all shares issued since our inception through December 31, 2010 were issued on January 1, 2010 and 2009, respectively.

19 I SUBSEQUENT EVENT

In January 2012, we entered into a domestic investment for eight office facilities located in Minnesota for a total cost of approximately $168.7 million. In connection with this investment, we obtained non-recourse mortgage financing totaling $92.4 million, at a variable annual interest rate that has been fixed at 3.87% through an interest rate swap and a term of 5 years.

Report on Form 10-K

The advisor will supply without charge to any shareholder, upon written request to Ms. Susan C. Hyde, Director of Investor Relations, Corporate Property Associates 16 – Global Inc., 50 Rockefeller Plaza, New York, NY 10020, a copy of the annual report on Form 10-K for the year ended December 31, 2011, including the financial statements and schedules.

Corporate Information

W. P. CAREY

MANAGEMENT

Trevor P. Bond
Chief Executive Officer

Jan F. Kärst
President

Greg Butchart
Managing Director – International Asset Management

Mark J. DeCesaris
Managing Director, Chief Financial Officer and Chief Administrative Officer

Jason E. Fox
Managing Director – Investments

Mark M. Goldberg
Managing Director

Susan C. Hyde
Managing Director and Secretary

Jeffrey S. LeFleur
Managing Director – Investments

John D. Miller
Managing Director and Chief Investment Officer

Gino Sabatini
Managing Director – Investments

Anne Coolidge Taylor
Managing Director – Investments

Thomas E. Zacharias
Managing Director and Chief Operating Officer

Kathleen M. Barthmaier
Executive Director – Investments

Chad Edmonson
Executive Director – Investments

Brooks Gordon
Executive Director – Asset Management

Robert N. Jenkins
Executive Director – Asset Management

Paul Marcotrigiano
Executive Director and Chief Legal Officer

Donna M. Neiley
Executive Director – Asset Management

Richard J. Paley
Executive Director and Associate General Counsel

Thomas J. Ridings, Jr.
Executive Director and Chief Audit Executive

Elizabeth Raun Schlesinger
Executive Director – Investments

Gagan S. Singh
Executive Director – Finance

Jiwei Yuan
Executive Director – Global Tax

DIRECTORS

Dr. Marshall E. Blume
Director Emeritus, Rodney L. White Center for Financial Research, University of Pennsylvania

Elizabeth P. Munson
Chairman of the Board and President, The Rockefeller Trust Company

Richard J. Pinola
Lead Director of the Board, Former Chief Executive Officer and Chairman, Right Management Consultant

James D. Price
Chairman of the Audit Committee; President, Price & Marshall, Inc.

INVESTMENT COMMITTEE OF CAREY ASSET MANAGEMENT CORP.

Nathaniel S. Coolidge
Chairman; Former Head of Bond and Corporate Finance Department, John Hancock Mutual Life Insurance Company

Axel K.A. Hansing
Partner, Coller Capital, Ltd.

Frank J. Hoenemeyer
Former Vice Chairman and Chief Investment Officer, The Prudential Insurance Company of America

Jean Hoysradt
Chief Investment Officer, Mousse Partners Ltd.

Dr. Richard C. Marston
James R.F. Guy Professor of Finance and Economics at the University of Pennsylvania and its Wharton School

Nick J.M. van Ommen
Former Chief Executive Officer, European Public Real Estate Association

Dr. Karsten von Köller
Chairman, Loan Star Germany GmbH

AUDITORS

PricewaterhouseCoopers LLP

EXECUTIVE OFFICES

Corporate Property Associates 17 – Global Inc.
50 Rockefeller Plaza
New York, NY 10020
212-492-1100
1-800-WP CAREY

TRANSFER AGENT

DST Systems, Inc.

Regular Mail:
W. P. Carey & Co.
c/o DST Systems, Inc.
P. O. Box 219145
Kansas City, MO 64121-9415

1-888-241-3737
www.wpcarey.com/shareholderaccess

ANNUAL MEETING

June 20, 2012 at 4:00 p.m.
at the Executive Offices

FORM 10-K

A Copy of The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained at www.sec.gov or without charge by writing the Executive Offices at the above address.

E-DELIVERY

To receive future investor-related correspondence electronically go to www.wpcarey.com/shareholderaccess

WEBSITE

www.CPA17GLOBAL.com

E-MAIL

CPA17GLOBAL@wpcarey.com

Note: Management services are provided by officers of W. P. Carey & Co. LLC, the company's advisor, and its subsidiaries.

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CPA®:17 GLOBAL

Corporate Property Associates 17 – Global
50 Rockefeller Plaza
New York, NY 10020
1-800-WP CAREY
cpa17global@wpcarey.com
www.cpa17global.com

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